PROSPECTUS
Filed Pursuant to Rule 424(b)(3)
File Number 333- 143952

8,000,000 Shares

SKINS INC.

COMMON STOCK

This prospectus relates to the resale by the selling stockholders of up to 8,000,000 shares of our common stock. The selling stockholders may sell common stock from time to time in the principal market on which the stock is traded at the prevailing market price or in negotiated transactions. We will not receive any proceeds from the sales by the selling stockholders, but we will receive funds from the exercise of warrants held by selling stockholders, if exercised.

Our shares of common stock are listed on the OTC Bulletin Board. As of April 18, 2006, our shares have been listed under the symbol “SKNN.” Prior to April 18, 2006, our shares were listed under the symbol “LGIM.” On June 15, 2007, the closing sales price for our common stock on the OTC Bulletin Board was $1.28 per share.

     The purchase of the securities offered through this prospectus involves a high degree of risk. See section entitled “Risk Factors” beginning on page 4.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The Date of This Prospectus Is: August 1, 2007

TABLE OF CONTENTS
PROSPECTUS SUMMARY	1
SUMMARY FINANCIAL INFORMATION	3
RISK FACTORS	4
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS	14
USE OF PROCEEDS	15
MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS	15
DIVIDEND POLICY	16
MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION	17
DESCRIPTION OF BUSINESS	24
DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS	30
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS	35
SELLING STOCKHOLDERS	37
SHARES ELIGIBLE FOR FUTURE SALE	38
PLAN OF DISTRIBUTION	39
DESCRIPTION OF SECURITIES	40
WHERE YOU CAN FIND MORE INFORMATION	43
LEGAL MATTERS	43
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS	F-1

Please read this prospectus carefully. It describes our business, our financial condition and results of operations. We have prepared this prospectus so that you will have the information necessary to make an informed investment decision.

You should rely on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell shares of our common stock and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of the prospectus, regardless of the time the prospectus is delivered or the common stock is sold.

ii

PROSPECTUS SUMMARY

This summary highlights some information from this prospectus, and it may not contain all of the information that is important to you. You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering, including “Risk Factors” and our financial statements and related notes, included elsewhere in this prospectus.

Our Company

We are a development stage company. We have not yet realized any revenues from our planned operations. We have designed and continue to develop a two-part, footwear structure consisting of an outer collapsible Skin and an inner orthopedic support section called the Bone. We believe the design will allow consumers to purchase one inner section and numerous outer Skins, resulting in multiple style variations from the same pair of shoes, with the same feel and fit despite which Skin is being worn.

Since consumers typically prefer to try on shoes before a purchase, footwear sales traditionally occur in locations that have footwear-selling expertise. We believe we should be able to market our products via traditional footwear channels but also via non-traditional channels including the Internet and retail locations without a footwear department. Once a consumer owns a Bone, any Skin purchased in the same size will fit and a consumer will not need to be concerned as to the fit or feel of the product at that point, allowing the purchase of a Skin to be done through non-traditional footwear channels.

Our primary activities to date have been conducting research and development, performing business, strategic and financial planning, and raising capital.

Recent Events

May 2007 Private Placement

On May 21, 2007, Skins Inc., the registrant, sold a total of 4,000,000 units to seven investors and raised an aggregate of $3,000,000 in a private offering under Regulation S of the Securities Act of 1933, as amended. The offering was made pursuant to a subscription agreement dated May 21, 2007. Each unit consists of one share of common stock of the Company and one share purchase warrant, exercisable at an exercise price of $1.00 per share at any time upon election of the holder during the 30 month period following the offering. We agreed to register all of the securities issued pursuant to the private placement.

Corporate Information

We are incorporated in the State of Nevada. Our principal executive offices are located at 1115 Broadway, 12th Floor, New York, NY 10010 and our telephone number is (212) 561-5111. Our shares of common stock are listed for quotation on the Over-the-Counter Bulletin Board under the symbol “SKNN.OB.”

The Offering

Common stock offered by selling stockholders	8,000,000 shares(1)

Common stock outstanding	40,816,267 shares(2)

Use of proceeds	We will not receive any proceeds from the sale of the common stock by the selling stockholders, except for funds from the exercise of warrants by the selling stockholders, if and when exercised.

OTC Bulletin Board	Our shares are listed on the OTC Bulletin Board under the symbol “SKNN.OB.”

(1)
Consists of 4,000,000 shares of our common stock that were issued to the selling stockholders and 4,000,000 shares of our common stock issued or issuable upon the exercise of warrants that were issued to the selling stockholders.

(2)
The number of shares of our common stock outstanding as of June 15, 2007 excludes (i) 4,709,739 shares of our common stock issuable upon exercise of outstanding warrants and (ii) 3,509,375 shares of our common stock issuable upon exercise of outstanding stock options.

SUMMARY FINANCIAL INFORMATION

The following gives a summary of our most recent balance sheet data as of March 31, 2007 (unaudited) and December 31, 2006 and 2005 and our statements of operations data for the period from March 31, 2007 and 2006 (unaudited) and December 31, 2006 and 2005. The information below is only a summary. You should also read the historical financial statements, related notes and management’s discussion and analysis or plan of operation contained elsewhere in this prospectus. We are providing financial and other information for informational purposes only. It does not necessarily represent or indicate what the financial position and results of our operations will be now that the Share Exchange Transaction has been completed.

Balance Sheet data as of March 31, 2007 (unaudited) and December 31, 2006 and 2005:

	As of March 31,	As of December 31,
	2007	2006	2005
	(unaudited)
Current Assets	$1,367,250	$1,920,184	$36,533
Other Assets	229,133	115,106	64,777
Total Assets	1,596,383	2,035,290	101,310
Current Liabilities	558,720	304,873	629,636
Stockholders' Equity (Deficit)	1,037,663	1,730,417	(528,326)
Total Liabilities and Stockholders' (Deficit)	1,596,383	2,035,290	101,310

Statement of Operations data for the three months ended March 31, 2007 and 2006 (unaudited) and years ended December 31, 2006 and 2005:

	Three Months Ended March 31,		Years Ended December 31,
	2007	2006	2006	2005
	(unaudited)	(unaudited)
Revenue	$—	$—	$—	$—
Total operating expenses	(1,477,154)	(477,985)	(2,815,376)	(506,301)
Unrealized (loss) on derivative instruments	—	19,237	(1,284,563)	(22,191)
Liquidated damages	—	—	(27,278)	—
Interest income	10,002	1,268	27,870	—
Interest expense	—	(931)	(931)	(3,822)
Net loss	(1,467,152)	(458,411)	(4,100,278)	(532,314)

RISK FACTORS

Any investment in our common stock involves a high degree of risk. Skins Inc. is the 100% parent of Skins Footwear Inc. and Skins Inc.'s sole business operation consists of the operations of Skins Footwear Inc. The discussion below refers to the registrant, Skins Inc., and its wholly-owned subsidiary, Skins Footwear Inc, which are referred to in the discussion below as Skins, the Company, we, us, and our. Investors should carefully consider the risks described below and all of the information contained in this prospectus before deciding whether to make an equity investment in our company. Our business, financial condition or results of operations could be materially adversely affected by these risks if any of them actually occur. The trading price of our common stock could decline due to any of these risks, and an investor may lose all or part of his or her investment. Some of these factors have affected our financial condition and operating results in the past or are currently affecting us. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by our company described below and elsewhere in this prospectus.

RISKS RELATED TO OUR BUSINESS

We are a development stage company with a limited operating history on which to evaluate our business.

Our business prospects are difficult to predict because of our limited operating history, early stage of development, unproven business strategy and unproven product. We are a development stage company that has yet to generate any revenue since our inception. Since our inception in May 2004, it has been our business plan to design, develop, manufacture and distribute our sole product type--footwear with an interchangeable outer skin. Our Skins shoe product has yet to be introduced to the market and there is no guarantee that our product will be able to generate any significant revenues. To the extent that we are able to implement our business plan, our business will be subject to all of the problems that typically affect a business with a limited operating history, such as unanticipated expenses, capital shortfalls, delays in design and manufacturing and possible cost overruns.

We have a history of losses and we anticipate that our expenses will dramatically increase as we execute our business plan. Thus, we will likely experience continued losses in the near future and may not ever achieve or maintain profitability.

We have yet to initiate sales or demonstrate that it can generate sufficient sales to become profitable. We incurred significant net losses since its inception in May 2004, including a net loss of $1,467,152 and $458,411 for the three months ended March 31, 2007 and 2006 and of $4,100,278 and $532,314 for the years ended December 31, 2006 and 2005, respectively. As of March 31, 2007, we had an accumulated deficit of approximately $5,876,592. We expect to continue to incur operating losses in the future. Further, we expect operating expenses to increase as we seek to finalize our designs, build relationships with manufacturers and a distribution channel for product introductions, continue design and development projects, and increase administrative activities to support our planned growth. The extent of our future operating losses and the timing of our profitability are highly uncertain, and we may never generate sufficient revenues to achieve or sustain profitability.

We will need to raise additional funds in the future to continue our operations and these funds may not be available on acceptable terms or at all.

We anticipate raising additional funds through public or private financing, strategic relationships or other arrangements in the near future to support our business operations, however we currently do not have commitments from third parties for additional capital. We cannot be certain that any such financing will be available on acceptable terms, or at all, and our failure to raise capital when needed could limit our ability to continue and expand our business. We intend to overcome the circumstances that impact our ability to remain a going concern through a combination of the commencement of revenues, with interim cash flow deficiencies being addressed through additional equity and debt financing. Our ability to obtain additional funding in year 2007 and thereafter will determine our ability to continue as a going concern. There can be no assurances that these plans for additional financing will be successful. Failure to secure additional financing in a timely manner and on favorable terms if and when needed in the future could have a material adverse effect on our financial performance, results of operations and stock price and require us to implement cost reduction initiatives and curtail operations. Furthermore, additional equity financing may be dilutive to the holders of our common stock, and debt financing, if available, may involve restrictive covenants, and strategic relationships, if necessary to raise additional funds, may require that we relinquish valuable rights.

Our independent registered public accountants indicate that they have substantial doubt that we can continue as a going concern, which may negatively affect our ability to raise additional funds and otherwise operate our business. If we fail to raise sufficient capital, we will not be able to implement our business plan, we may have to liquidate our business, and you may lose your investment.

Mahoney Cohen & Company, CPA, P.C., our independent registered public accountants, added an explanatory paragraph to their audit opinion issued in connection with the financial statements for the year ended December 31, 2006 indicating that it has substantial doubt about our ability to continue as a going concern given our recurring losses from operations and deficiencies in working capital and equity. This opinion could materially limit our ability to raise additional funds by issuing new debt or equity securities or otherwise. If we fail to raise sufficient capital, we will not be able to implement our business plan, we may have to liquidate our business and you may lose your investment. You should consider our independent registered public accountants' comments when determining if an investment in us is suitable.

We face risks related to our recent accounting restatements.

In August and September 2006, we determined that we had accounting inaccuracies in previously reported financial statements and decided to restate our financial statements for the year ended December 31, 2005 and the three months and six months ended March 31, 2006 and June 30, 2006, respectively. The restatements related to our determination that we misapplied accounting principles generally accepted in the United States of America in relation to (i) options granted on October 24, 2005 that were cancelled and replaced on March 16, 2006, (ii) derivative instruments that existed at December 31, 2005, March 31, 2006 and June 30, 2006, and (iii) 122,000 fully vested common stock shares granted to two of the Company's shareholders on April 3, 2006 for consulting services to be provided over a two year term. Such restatement of our financial statements could lead to litigation claims and/or regulatory proceedings against us. The defense of any such claims or proceedings may cause the diversion of management's attention and resources, and we may be required to pay damages if any such claims or proceedings are not resolved in our favor. Any litigation or regulatory proceeding, even if resolved in our favor, could cause us to incur significant legal and other expenses. We also may have difficulty raising equity capital or obtaining other financing, such as lines of credit or otherwise. We may not be able to effectuate our current operating strategy, including our ability effect the initial launch of our product and obtain additional financing in the future. The occurrence of any of the foregoing could harm our business and reputation and cause the price of our securities to decline.

Our business is based on a single unproven and undeveloped product, and we may not be able to generate significant revenue if our product fails.

We are a development stage company with no current line of products. Our business and ability to generate revenue will depend on our ability to successfully develop and commercialize our only product type--the Skins and Bone shoe--which is currently in development and testing stages. We have conducted various wear, fit and abrasion testing on our product, but there is no guarantee that the product will ever be fully and successfully developed. We may experience unforeseen difficulties during our testing and development of our product, which may require us to expend a significant amount of resources in an attempt to address any faults that are discovered. Such faults may be related to comfort, durability, appearance and any other characteristics that would affect the commercial viability of the product.

Further, even if we are able to develop and release our product, there can be no assurance that it will be well-received by the market or that it will generate any substantial revenue. Accordingly, our failure to generate revenue from our sole product type will have a significant negative impact on our business and results of operation, and shareholders in our company may lose all or part of their investment.

Our management has a limited amount of senior management experience in manufacturing footwear and apparel industry and limited design experience in the industry.

Our company is new to the footwear industry and our management has limited experience conducting business with overseas manufactures. The lack of experience in footwear management and the non-traditional design of our footwear may make it difficult to compete against companies that have more senior management and are manufacturing conventional footwear designs.. We expect to add additional key personnel in the near future. Our failure to attract and fully integrate our new employees into our operations or successfully manage such employees could have a material adverse effect on our business, financial condition and results of operations.

Our future success depends on our ability to respond to changing consumer demands, to identify and to interpret fashion trends and successfully to market new products.

The footwear industry is subject to rapidly changing consumer demands and fashion trends, particularly in the “high fashion” market that we intend to market our product. Accordingly, we must identify and interpret fashion trends and respond in a timely manner. Demand for and market acceptance of new products are uncertain and achieving market acceptance for new products generally requires substantial product development and marketing efforts and expenditures. If we do not meet changing consumer demands or are unable to continually develop styles that appeal to current consumer demands, our results of operations will be negatively impacted. In addition, we will have to make decisions about product designs and marketing expenditures several months in advance of the time when consumer acceptance can be determined, which makes it more difficult to appeal to current demands. If we fail to anticipate, identify or react appropriately to changes in styles and trends or are not successful in marketing our products, we could experience excess inventories, higher than normal markdowns or an inability to sell our products once and if the products are available.

Our business and the success of our products could be harmed if we are unable to establish and maintain a brand image.

We believe that establishing the Skins brand is critical to achieving acceptance of our footwear products and to establishing key strategic relationships. As a new company with a new brand, we believe that we have little to no brand recognition with the public. We may experience difficulty in establishing a brand name that is well-known and regarded, and any brand image that we may be able to create may be quickly impaired. The importance of brand recognition will increase when and if our competitors create products that are similar to our products. Even if we are able to establish a brand image and react appropriately to changes in consumer preferences, consumers may consider our brand image to be outdated or associate our brand with styles of footwear that are no longer popular. In the past, footwear companies have experienced fluctuations in revenues and sales due, at least in part, to changes in the companies' brand image. Our results of operations may be similarly affected in the future should our products even be successfully launched.

We may fail in introducing and promoting our new products to the footwear market, which will have an adverse effect on our ability to generate revenues.

Demand for and market acceptance of new products such as the Skin and Bones product type is inherently uncertain. We expect that our revenue, if and when generated, will come from the sale of our products, and our ability to sell our products will depend on various factors, including the eventual strength, if any, of our brand name, competitive conditions and our access to necessary capital. If we fail to introduce and promote our products, we may not be able to generate any significant revenues. In addition, as part of our growth strategy, we intend to expand our product offerings to introduce products in multiple categories. This strategy may however prove unsuccessful and our association with failed products could impair our brand image. Introducing and achieving market acceptance for these products will require, among other things:

•	the establishment of our brand;

•	the development and application of advanced performance technologies to our planned product introductions;

•	the establishment of key relationships with designers of and customers for our apparel products; and

•	substantial marketing and product development efforts and expenditures to create and sustain consumer demand.

When and if our products are introduced and commercially available, we expect to rely on licensees for sales outside the U.S., and our dependence on licensees may adversely impact our business and results of operations.

We expect that our sales outside the U.S., if any, will be conducted through licensees. Any dependence on licensees will subject us to a number of risks, including:

•
Our brand image will be dependent, in part, on the marketing efforts of our licensees and on the quality of the products that licensees distribute. If licensees or their sponsors or endorsers do not maintain our brand image or our licensees fail to adhere to our quality control standards, our brand image could suffer.

•
We expect that our licensees will likely have the exclusive right to distribute products in a particular country or region. Licensees may engage in the trans-shipment, or gray marketing, of goods to countries where they are not licensed to sell products.

•	Licensees may use manufacturers who fail to meet our human rights or product quality standards, which could harm our brand image and reputation.

•	Licensees may fail to timely and accurately report sales and licensing income to us.

•	Our reserve for unpaid licensee revenue may be insufficient.

Revenue we may receive from international licensees will subject us to the risks of doing business abroad, including, political risks, foreign currency risks, funds transfer restrictions and exposure to different legal standards, particularly with respect to intellectual property.

Our business could be harmed if we fail to maintain proper inventory levels once product is available.

We may have difficulty in determining and maintaining the proper inventory levels for our Skins shoe product and styles, and if our inventory levels are too high or low, our results of operations will suffer. We plan to market our Skins shoe product as a “high level” style and fashion product, and, as a result, we will be subject to a higher risk of having an overstocked inventory because such styles and fashions change quickly and past styles can be rapidly considered obsolete. We expect to place orders with manufacturers for most of our products prior to the time we receive customer orders. Our inventory levels that are in excess of any customer demand, if any, that may develop for our products, once available, may result in an inventory of unfashionable product styles, inventory write-downs, and the sale of excess inventory at discounted prices could significantly impair our brand image as it is built and have a material adverse effect on our operating results and financial condition. Conversely, if we underestimate any consumer demand for our products that may develop or if our manufacturers, which are located in China and Italy, fail to supply the quality products that we require at the time we need them, we may experience inventory shortages. Inventory shortages might delay shipments to customers, negatively impact retailer and distributor relationships, and diminish any brand loyalty that we may be able to foster.

We expect to rely on independent contract manufacturers and, as a result, will be exposed to potential disruptions in product supply.

Our footwear products will likely be manufactured by independent contract manufacturers. We will not have long-term contracts with manufacturers and will compete with other footwear companies for production facilities. We could experience difficulties with these manufacturers, including reductions in the availability of production capacity, failure to meet our quality control standards, failure to meet production deadlines or increased manufacturing costs. This could result in future customers, if any, canceling orders, refusing to accept deliveries or demanding reductions in purchase prices, any of which could have a negative impact on our cash flow and harm our business.

We are likely to depend upon a relatively small group of customers for a large portion of our sales.

Our customers are not likely to have a contractual obligation to purchase our products once they are available and we cannot be certain that we will be able to retain major customers. We are likely to rely at all stages of our business on certain significant customers. Furthermore, the retail industry regularly experiences consolidation, contractions and closings. If there are further consolidations, contractions or closings in the future, we may lose future customers or be unable to collect accounts receivable of major customers in excess of amounts that we may insure. If we lose a major customer in the future, experience a significant decrease in sales to a major customer or are unable to collect the accounts receivable of a major customer in excess of amounts insured, our business could be harmed.

Any international sales and manufacturing operations we are able to develop will be subject to the risks of doing business abroad, which could affect our ability to sell or manufacture our products in international markets, obtain products from foreign suppliers or control the costs of our products.

Substantially all of any net sales we may be able to develop are likely to be derived from sales of footwear manufactured in foreign countries, which will most likely be China & Italy. We also expect to sell our footwear products in foreign countries and plan to establish international sales efforts over time as part of our growth strategy. Foreign manufacturing and sales will be subject to a number of risks, including:

•	work stoppages;

•	natural disasters and outbreaks pandemic diseases (such as the Avian Flu);

•	political and social unrest, including U.S. military presence in Iraq;

•	changing domestic and foreign economic conditions;

•	currency exchange rate fluctuations;

•	electrical shortages;

•	transportation delays or damage to products in transit;

•	the imposition of tariffs and trade duties both international and domestically;

•	import and export controls and other non-tariff barriers;

•	exposure to different legal standards (particularly with respect to intellectual property);

•	compliance with foreign laws; and

•	changes in domestic and foreign governmental policies.

The effects of these factors could restrict our ability to manufacture or sell our shoe products in a particular country and have a negative impact on our operating results.

Our business could be harmed if our future contract manufacturers, suppliers or licensees violate labor or other laws.

Once we are able to retain them, our independent contract manufacturers, suppliers and licensees may not operate in compliance with applicable United States and foreign laws and regulations, including labor practices. If one of any of our possible future independent contract manufacturers, suppliers or licensees violates labor or other laws or diverges from those labor practices generally accepted as ethical in the United States, we could result in adverse publicity for us, damage our reputation in the United States or render our conduct of business in a particular foreign country undesirable or impractical, any of which could harm our business.

We expect that once our products are introduced and when, and if, we are able to generate revenue on our products, our quarterly revenues and operating results will fluctuate as a result of a variety of factors, including seasonal fluctuations in demand for footwear, delivery date delays and potential fluctuations in our annualized tax rate, which may result in volatility of our stock price.

Once and if established, our quarterly revenues and operating results can be expected to fluctuate due to a number of factors, many of which are beyond our control. For example, sales of footwear products have historically been seasonal in nature with the strongest sales generally occurring in the second and third quarters. Delays in scheduling or pickup of purchased products by domestic customers could negatively impact our net sales and results of operations for any given quarter. In addition, a number of companies in the footwear industry specifically, and others in the fashion and apparel industry in general, have experienced periods of growth in revenues and earnings and thereafter periods of declining sales and losses, based on the market reception of their collection of products for a particular season. Also, our annualized tax rate will be based on projections of our domestic and international operating results for the year, which we will review and revise as necessary at the end of each quarter, and we will be highly sensitive to fluctuations in projected international earnings. Any quarterly fluctuations in our annualized tax rate that may occur could have a material impact on our quarterly operating results. As a result of these specific and other general factors, our operating results will likely vary from quarter to quarter and the results for any particular quarter may not be necessarily indicative of results for the full year.

We will face intense competition, including competition from companies with significantly greater resources than ours, and if we are unable to compete effectively with these companies, our business could be harmed.

We will face intense competition in the footwear industry from other established companies. We have no product sales, introductions, manufacturing or brand equity. All of our competitors have significantly greater financial, technological, engineering, manufacturing, marketing and distribution resources than we do. Their greater capabilities in these areas will enable them to better withstand periodic downturns in the footwear industry, compete more effectively on the basis of price and production and more quickly develop new products. In addition, new companies may enter the markets in which we expect to compete, further increasing competition in the footwear industry.

We believe that our ability to compete successfully will depend on a number of factors, including the style and quality of our products once marketed and the strength of our brand, once established, as well as many factors beyond our control. We may not be able to compete successfully in the future, and increased competition may result in price reductions, reduced profit margins, loss of market share and an inability to generate cash flows that are sufficient to maintain or expand our development and marketing of new products.

We depend on key personnel to manage our business effectively in a rapidly changing market, and if we are unable to retain existing personnel, our business could be harmed.

Our future success depends upon the continued services of Mark Klein, President and Chief Executive Officer. The loss of the services of Mr. Klein or any other key employee could harm us. Our future success also depends on our ability to identify, attract and retain additional qualified personnel. Competition for employees in our industry is intense and we may not be successful in attracting and retaining such personnel.

The disruption, expense and potential liability associated with unanticipated future litigation against us could have a material adverse effect on our business, results of operations and financial condition.

We expect to be subject to various legal proceedings and threatened legal proceedings from time to time as part of our ordinary business. We are not currently a party to any legal proceedings. However, any unanticipated litigation in the future, regardless of merits, could significantly divert management's attention from our operations and result in substantial legal fees. Further, there can be no assurance that any actions that have been or will be brought against us will be resolved in our favor or, if significant monetary judgments are rendered against us, that we will have the ability to pay such judgments. Such disruptions, legal fees and any losses resulting from these claims could have a material adverse effect on our business, results of operations and financial condition.

Our ability to compete will be jeopardized if we are unable to protect our intellectual property rights or if we are sued for intellectual property infringement.

We hope to use trademarks on most or all of our products and believe that having distinctive marks that are readily identifiable will be an important factor in creating a market for our goods, in identifying our and in distinguishing our products from the products of others.

We have applied for a U.S. patent relating to our Modular Shoe System. We also filed international (PCT) Patent App. No. PCT/US04/33446 for our Modular Shoe System on October 7, 2004, for which we have filed national and regional entry applications in Canada, Australia, China (PRC), Japan, New Zealand, South Korea, the European Patent Office, the Russian Federation and Israel. On November 20, 2006 the U.S. patent and trademark office allowed and approved our patent application for a modular shoe system in the US. The allowance went into effect immediately. On February 6, 2007 we were issued patent number 7,171,768 for the Modular Shoe System. Two additional U.S. patent applications related to the issued patent are pending.

We believe that our ability to achieve success will depend primarily upon our ability to be effective in design, research and development, production and marketing rather than upon our patent position,. However, we expect to establish a policy of filing applications for United States and foreign patents on designs and technologies that we deem valuable. If we fail to protect or maintain our trademarks, we may lose or damage our intellectual property rights and impair our ability to generate revenue in the future.

We may incur significant litigation expenses protecting our intellectual property or defending our use of intellectual property, which may have a material adverse effect on our cash flow and results of operations.

If our efforts to protect our intellectual property rights are inadequate to prevent imitation of our products by others or to prevent others from seeking to block sales of our products as a violation of the intellectual property rights of others, we could incur substantial significant legal expenses in resolving such disputes.

Our competitors may develop similar, non-infringing products that adversely affect our ability to generate revenues.

Our competitors may be able to produce a footwear product that is similar to our product without infringing on our intellectual property rights. Since we have yet to establish any significant brand recognition for our product , we could lose a substantial amount of business due to competitors developing products similar to our Skin and Bones footwear product. As a result, our future growth and ability to generate revenues from the sale of our product could suffer a material adverse effect.

Our business may be negatively impacted as a result of changes in the economy and consumer spending.

Our business will depend on the general economic environment and levels of consumer spending that affect not only the ultimate consumer, but also retailers, our likely primary direct customers. Purchases of footwear tend to decline in periods of recession or uncertainty regarding future economic prospects, when consumer spending, particularly on discretionary items, declines. During periods of recession or economic uncertainty, we may not be able to maintain or increase our sales to customers, maintain sales levels, establish international operations on a profitable basis or create earnings from operations as a percentage of net sales. As a result, our operating results may be adversely and materially affected by downward trends in the economy or the occurrence of events that adversely affect the economy in general. Our operating results and margins will be adversely impacted if we do not grow as anticipated.

We may be unable to scale our operations successfully.

Our plan is to grow our business rapidly. Our growth, if it occurs as planned, will place significant demands on our management, as well as our financial, administrative and other resources. Our success will be heavily dependent on our ability to integrate our employees and to locate and hire a Vice President of Sales and Finance and a Vice President Design and Development. There is no guarantee that we will be able to locate and retain qualified personnel for such positions, which would likely hinder our ability to manage operations. Furthermore, we cannot guarantee that any of the systems, procedures and controls we put in place will be adequate to support the commercialization of our products or other operations. Our operating results will depend substantially on the ability of our officers and key employees to manage changing business conditions and to implement and improve our financial, administrative and other resources. If we are unable to respond to and manage changing business conditions, or the scale of our products, services and operations, then the quality of our services, our ability to retain key personnel and our business could be harmed.

RISKS RELATED TO OUR CAPITAL STRUCTURE

There is no assurance of an established public trading market, which would adversely affect the ability of our investors to sell their securities in the public market.

Although our common stock is listed on the OTC Bulletin Board, a regular trading market for the securities does not yet exist and may not exist or be sustained in the future. The NASD has enacted changes that limit quotations on the OTC Bulletin Board to securities of issuers that are current in their reports filed with the Securities and Exchange Commission. The effect on the OTC Bulletin Board of these rule changes and other proposed changes cannot be determined at this time. The OTC Bulletin Board is an inter-dealer, over-the-counter market that provides significantly less liquidity than the NASD's automated quotation system, or the NASDAQ Stock Market. Quotes for stocks included on the OTC Bulletin Board are not listed in the financial sections of newspapers as are those for the NASDAQ Stock Market. Therefore, prices for securities traded solely on the OTC Bulletin Board may be difficult to obtain and holders of common stock may be unable to resell their securities at or near their original offering price or at any price. Market prices for our common stock will be influenced by a number of factors, including:

•	the issuance of new equity securities pursuant to the share exchange transaction, or a future offering;

•	changes in interest rates;

•	competitive developments, including announcements by competitors of new products or services or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	variations in quarterly operating results;

•	change in financial estimates by securities analysts;

•	the depth and liquidity of the market for our common stock;

•	investor perceptions of our company and the footwear industry generally; and

•	general economic and other national conditions.

Shares eligible for future sale may adversely affect the market price of our common stock, as the future sale of a substantial amount of outstanding stock in the public marketplace could reduce the price of our common stock.

Shares eligible for future sale may have an adverse effect on the market price of our common stock by creating an excessive supply. On November 2, 2005, we entered into a share exchange agreement with all of the stockholders of Skins Footwear Inc., a Delaware corporation, pursuant to which we agreed to acquire all of the issued and outstanding share capital of Skins Footwear in exchange for shares of our common stock (the “Share Exchange Transaction”). Following the Share Exchange Transaction, pursuant to the terms of the private placement that we closed, we registered 6,122,000 shares of common stock that are now freely tradeable. The former stockholders of Skins Footwear Inc. who received shares of our common stock in the Share Exchange Transaction on the closing of the transaction in March 2006 are now eligible to sell all or some of their shares of common stock by means of ordinary brokerage transactions in the open market pursuant to Rule 144, promulgated under the Securities Act, or Rule 144, subject to certain limitations. In general, pursuant to Rule 144, a stockholder (or stockholders whose shares are aggregated) who has satisfied a one-year holding period may, under certain circumstances, sell within any three-month period a number of securities which does not exceed the greater of 1% of the then outstanding shares of common stock or the average weekly trading volume of the class during the four calendar weeks prior to such sale. In addition, on May 21, 2007, we sold a total of 4,000,000 units, each unit consisted of one share of our common stock and one share purchase warrant. We are registering those securites in this prospectus. Once this prospectus is declared effective, the shares will be freely tradeable.

As of June 15, 2007, there was a total of 40,816,267 shares of common stock issued to the Skins shareholders. As of June 15, 2007, 1% of our issued and outstanding shares of common stock was approximately 408,162 shares. Rule 144 also permits, under certain circumstances, the sale of securities, without any limitations, by a non-affiliate that has satisfied a two-year holding period. Any substantial sale of common stock pursuant to any resale prospectus or Rule 144 may have an adverse effect on the market price of our common stock by creating an excessive supply.

Following the Share Exchange Transaction, the former principal stockholders of Skins Footwear Inc. have significant influence over our company.

Mark Klein, Michael J. Rosenthal, Stephen Hochberg, Geoffrey Dubey and Joshua Hermelin, each of whom were principal stockholders of Skins Footwear prior to the Share Exchange Transactions, beneficially own, in the aggregate, a majority of our outstanding voting stock following the Share Exchange Transaction. Mr. Klein became our President and Chief Executive Officer and Messrs. Rosenthal and Hochberg became directors of our company upon the closing of the Share Exchange Transaction. The former principal stockholders of Skins Footwear Inc. possess significant influence over our company, giving them the ability, among other things, to elect a majority of the Board of Directors and to approve significant corporate transactions. Such stock ownership and control may also have the effect of delaying or preventing a future change in control, impeding a merger, consolidation, takeover or other business combination or discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of our company.

We may not be able to achieve the benefits we expect to result from the Share Exchange Transaction.

On March 20, 2006, the Share Exchange Transaction closed, Skins Footwear Inc. became our wholly-owned subsidiary and our sole business operations became that of Skins Footwear Inc. Also, the management and directors of Skins Footwear Inc. became the management and directors of our company.

The Share Exchange Transaction was conducted for various reasons, but there is no guarantee that we will ever obtain the anticipated benefits, as follows:

•	the increased market liquidity expected to result from exchanging stock in a private company for publicly traded securities;

•	the ability to use registered securities to make acquisition of assets or businesses;

•	increased visibility in the financial community;

•	enhanced access to the capital markets;

•	improved transparency of operations; and

•	perceived credibility and enhanced corporate image of being a publicly traded company.

There can be no assurance that any of the anticipated benefits of the Share Exchange Transaction will be realized in respect to our new business operations. In addition, the attention and effort devoted to achieving the benefits of the Share Exchange Transaction and attending to the obligations of being a public company, such as reporting requirements and securities regulations, could significantly divert our management's attention from other important issues, which could materially and adversely affect our operating results or stock price in the future.

If we fail to maintain effective internal controls over financial reporting, the price of our common stock may be adversely affected.

Our internal control over financial reporting may have weaknesses and conditions that need to be addressed, the disclosure of which may have an adverse impact on the price of our common stock. We are required to establish and maintain appropriate internal controls over financial reporting. Failure to establish and maintain an effective internal controls over financial reporting could result in accounting errors such as those which led to the restatement of our financial statements in the year ended December 31, 2005, the three months ended March 31, 2006 and the six months ended June 30, 2006, which could adversely impact our public disclosures regarding our business, financial condition or results of operations. We may in the future identify similar errors in prior period financial information, requiring further restatement of our financial statements. In addition, management’s assessment of internal controls over financial reporting may identify weaknesses and conditions that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors. Any actual or perceived weaknesses and conditions may have an adverse impact on the price of our common stock.

Compliance with changing regulation of corporate governance and public disclosure will result in additional expenses.

Changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related SEC regulations, have created uncertainty for public companies and significantly increased the costs and risks associated with accessing the public markets and public reporting. Our management team will need to invest significant management time and financial resources to comply with both existing and evolving standards for public companies, which will lead to increased general and administrative expenses and a diversion of management time and attention from revenue generating activities to compliance activities.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could prevent us from producing reliable financial reports or identifying fraud. In addition, shareholders could lose confidence in our financial reporting, which could have an adverse effect on our stock price.

As a public company, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. These requirements may place a strain on our systems and resources. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls for financial reporting. We will be required to document and test our internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act. During the course of our testing, we may identify deficiencies which we may not be able to remediate in time to meet the deadline imposed by the Sarbanes-Oxley Act for compliance with the requirements of Section 404. The management reporting requirements become effective for the year ending December 31, 2007. The auditor reporting requirements become effective for the year ending December 31, 2008. In addition, if we fail to achieve and maintain the adequacy of our internal controls, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal controls over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.

In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. This may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows. In addition, we may need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge, and we cannot assure you that we will be able to do so in a timely fashion.

Our common stock is considered a “penny stock,” and is subject to additional sale and trading regulations that may make it more difficult to sell.

Our common stock is considered to be a “penny stock” since it does not qualify for one of the exemptions from the definition of “penny stock” under Section 3a51-1 of the Securities Exchange Act for 1934, as amended, or the Exchange Act. Our common stock is a “penny stock” because it meets one or more of the following conditions (i) the stock trades at a price less than $5.00 per share; (ii) it is NOT traded on a “recognized” national exchange; (iii) it is NOT quoted on the Nasdaq Stock Market, or even if so, has a price less than $5.00 per share; or (iv) is issued by a company that has been in business less than three years with net tangible assets less than $5 million.

The principal result or effect of being designated a “penny stock” is that securities broker-dealers participating in sales of our common stock will be subject to the “penny stock” regulations set forth in Rules 15-2 through 15g-9 promulgated under the Exchange Act. For example, Rule 15g-2 requires broker-dealers dealing in penny stocks to provide potential investors with a document disclosing the risks of penny stocks and to obtain a manually signed and dated written receipt of the document at least two business days before effecting any transaction in a penny stock for the investor's account. Moreover, Rule 15g-9 requires broker-dealers in penny stocks to approve the account of any investor for transactions in such stocks before selling any penny stock to that investor. This procedure requires the broker-dealer to (i) obtain from the investor information concerning his or her financial situation, investment experience and investment objectives; (ii) reasonably determine, based on that information, that transactions in penny stocks are suitable for the investor and that the investor has sufficient knowledge and experience as to be reasonably capable of evaluating the risks of penny stock transactions; (iii) provide the investor with a written statement setting forth the basis on which the broker-dealer made the determination in (ii) above; and (iv) receive a signed and dated copy of such statement from the investor, confirming that it accurately reflects the investor's financial situation, investment experience and investment objectives. Compliance with these requirements may make it more difficult and time consuming for holders of our common stock to resell their shares to third parties or to otherwise dispose of them in the market or otherwise.

We do not foresee paying cash dividends in the foreseeable future.

To date, we have not declared or paid any cash dividends on our shares of common stock and currently intend to retain any future earnings for funding growth. We do not anticipate paying any dividends in the foreseeable future. As a result, you should not rely on an investment in our securities if you require dividend income. Capital appreciation, if any, of our shares may be your sole source of gain for the foreseeable future. Moreover, you may not be able to resell your shares in our company at or above the price you paid for them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, this prospectus contains statements relating to our future business and/or results, including, without limitation, the statements under the captions “Risk Factors,” “Management's Discussion and Analysis or Plan of Operation” and “Description of Business.” These statements include certain projections and business trends that are “forward-looking.” Forward-looking statements can include statements containing a projection of revenues, income (including income loss) , earnings (including earnings loss) per share, capital expenditures, dividends, capital structure, or other financial items; a statement of the plans and objectives of management for future operations, including plans or objectives relating to the products or services of the issuer; a statement of future economic performance, including any such statement contained in a discussion and analysis of financial condition by the management or in the results of operations included pursuant to the rules and regulations of the SEC; any report issued by an outside reviewer retained by an issuer, to the extent that the report assesses a forward-looking statement made by the issuer; or a statement containing a projection or estimate of such other items as may be specified by rule or regulation of the SEC. You can identify these statements by the use of words like “may,” “will,” “could,” “should,” “project,” “believe,” “anticipate,” “expect,” “plan,” “estimate,” “forecast,” “potential,” “intend,” “continue” and variations of these words or comparable words. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. Actual results will differ, and may differ materially, from projected results as a result of certain risks and uncertainties. These risks and uncertainties include, without limitation, those described under “Risk Factors” and those detailed from time to time in our filings with the SEC, and include, among others, the following:

•	Our limited operating history;

•	Our lack of profits from operations;

•	Our recent restatement of our financial statements;

•	Our ability to raise additional funds on acceptable terms or at all;

•	Our ability to successfully design, manufacture and commercialize our proposed product;

•	Our reliance on one unproven and undeveloped product type;

•	Rapidly changing consumer demands for footwear products;

•	Our unestablished brand;

•	The degree and nature of our competition;

•	Our ability to employ and retain qualified employees;

•	The limited trading market for our common stock; and

•
The other factors referenced in this prospectus, including, without limitation, under the sections entitled “Risk Factors,” “Management's Discussion and Analysis or Plan of Operation,” and “Description of Business.”

The assumptions used for purposes of the forward-looking statements specified in the following information represent estimates of future events and are subject to uncertainty as to possible changes in economic, legislative, industry, and other circumstances. As a result, the identification and interpretation of data and other information and their use in developing and selecting assumptions from and among reasonable alternatives require the exercise of judgment. To the extent that the assumed events do not occur, the outcome may vary substantially from anticipated or projected results, and, accordingly, no opinion is expressed on the achievability of those forward-looking statements. We cannot guarantee that any of the assumptions relating to the forward-looking statements specified in the following information are accurate, and we assume no obligation to update any such forward-looking statements.

USE OF PROCEEDS

We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders, except for funds received from the exercise of warrants held by certain of the selling stockholders, if and when exercised. We plan to use the net proceeds received from the exercise of any warrants for working capital and general corporate purposes. The actual allocation of proceeds realized from the exercise of these securities will depend upon the amount and timing of such exercises, our operating revenues and cash position at such time and our working capital requirements. There can be no assurances that any of the outstanding warrants will be exercised.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is listed on the Over-the-Counter Bulleting Board under the trading symbol “SKNN.” Prior to April 18, 2006, our shares were listed under the symbol “LGIM.” No trading market for our common stock developed until March 20, 2006, the closing of the Share Exchange Transaction. The following table sets forth the high and low bid prices for our common stock for the periods noted, as reported by the National Daily Quotation Service and the Over-The-Counter Bulletin Board. Quotations reflect inter-dealer prices, without retail mark-up, markdown or commission and may not represent actual transactions.

	2007
	High	Low

First Quarter	$2.79	$1.53

	2006
	High	Low

Fourth Quarter	$3.05	$1.10
Third Quarter	$1.31	$0.89
Second Quarter	$1.26	$0.90
First Quarter	$1.25	$0.55

As of June 15, 2007, we have approximately 24 registered shareholders. The closing sales price of our common stock on June 15, 2007 was $1.28, as reported on the Over-the-Counter Bulletin Board.

DIVIDEND POLICY

We have not declared or paid any cash dividends on our common stock, and we currently intend to retain future earnings, if any, to finance the development of our business, and we do not expect to pay any cash dividends in the foreseeable future. The decision whether to pay cash dividends on our common stock will be made by our board of directors, in their discretion, and will depend on our financial condition, operating results, capital requirements and other factors that the board of directors considers significant. We currently intend to retain our earnings for funding development and growth and, therefore, do not expect to pay any dividends in the foreseeable future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion of our financial condition and plan of operation should be read in conjunction with our financial statements and the related notes, and the other financial information included in this prospectus. This Management's Discussion and Analysis or Plan of Operation describes the matters we consider to be important to understanding our history, technology, current position, financial condition and future plans. Our fiscal year begins on January 1 and ends on December 31.

The following discussion includes forward looking statements and uncertainties, including plans, objectives, goals, strategies, financial projections as well as known and unknown uncertainties. The actual results of our future performance may differ materially from the results anticipated in these forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we can not guarantee future results, levels of activity, performance or achievement.

OVERVIEW

Our Company

We are a development stage company. We have not yet realized any revenues from our planned operations. We intend to initially design, manufacture and market high quality men's and women's footwear. Our primary activities have been conducting research and development, performing business, strategic and financial planning, and raising capital.

We have designed and continue to develop an innovative footwear product - a two-part footwear structure consisting of an outer collapsible “Skin” and an inner orthopedic support section called the “Bone.” This structure enables consumers to purchase one inner section and multiple outer skins - resulting in multiple style variations from the same pair of inner section, with the same feel and fit despite the type of Skin being worn. The Skins product concept is patent pending.

We anticipate marketing our products via traditional footwear channels, non-traditional apparel channels, the Internet and other retail locations that traditionally do not have a footwear department. Due to the interchangeability of a Skin and a Bone, a consumer will know how the product will fit and feel once they own a Bone, allowing the customer to purchase a Skin from various venues without having to try on the product.

Our objective is to create a new attire concept that allows and encourages consumers to more frequently change their footwear - positioning the Skins concept between footwear and apparel. Our footwear will initially be designed with an active, youthful lifestyle in mind. We will initially design most of our styles to be fashionable and marketable to the 18- to 35-year old consumer, with consideration in the future to lines that will appeal to the broad cross-section of the population.

As of March 31, 2007 and December 31, 2006, we had no established source of revenues and had accumulated losses of $6,252,450 and $4,785,298 since inception, respectively. Our ability to continue as a going concern is dependent upon achieving production, sales, profitability and our ability to obtain the necessary financing to meet our obligations and pay our liabilities arising from normal business operations when they come due. The outcome of these matters cannot be predicted with any certainty at this time and raise substantial doubt that we will be able to continue as a going concern. The financial statements contained in this Form SB-2 do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should we be unable to continue as a going concern. We anticipate that additional funding may be generated from the sale of common shares and/or debt with an equity feature and from asset based financing or factoring.

Product and Technology

Management believes that the Skins concept has advantages that eliminate a large part of traditional footwear manufacturing - including the stretching, shaping and stiffening normally found in footwear construction. The engineering of the Bone and Skin allows for a pressure fit attachment, removing the need for any type of fasteners, like hooks, Velcro, zippers or buttons. The Bone is an exact fit to its corresponding Skin in the same size, meaning that despite the type of Skin the consumer purchases, no matter the shape or style, the Skin will fit as long as it is the same size as the Bone.

The Skin by itself is a shapeless, thin material upper made from traditional materials found in shoemaking that has been stitched and glued to a “hollowed-out” outsole. The outsole is part of the actual Skin and changes accordingly with each new Skin design. The Skin cannot be worn on its own. Without the Bone, the Skin is fully collapsible, and offers no shape or support. As a result, traveling with multiple skins will require much less space than packing multiple pairs of shoes.

The Bone represents the inner structure and support of the product. It is made up of an orthopedic midsole, a shock absorbent heel, a supporting heel counter and a protective toe box. The Bone was designed to be as minimalist and timeless as possible. It is designed to provide the consumer with fit and comfort, and such fit and comfort may be felt no matter which Skin is being worn. The Bone is designed such that it can only be worn once it is inside the Skin and not on its own.

These two components of Skin and Bones, when combined, create a full shoe. Management believes that the key characteristics of the Skin and Bones are as follows:

•	The same fit and feel for every Skin purchased in the same size, no matter the style or function of the Skin;

•	Interchangeable uppers, which allow the consumer to constantly switch Skins to match and correspond with their apparel and activity; and

•	Fully collapsible Skins, allowing for minimal room to store and pack numerous pairs.

Patent and Patent Applications

We have applied for a U.S. patent relating to our Modular Shoe System. We also filed international (PCT) Patent App. No. PCT/US04/33446 for our Modular Shoe System on October 7, 2004, for which we have filed national and regional entry applications in Canada, Australia, China (PRC), Japan, New Zealand, South Korea, the European Patent Office, the Russian Federation and Israel. On November 20, 2006 the U.S. patent and trademark office allowed and approved our patent application for a modular shoe system in the US. The allowance went into effect immediately. On February 6, 2007 we were issued patent number 7,171,768 for the Modular Shoe System. Two additional U.S. patent applications related to the issued patent are pending.

CORPORATE HISTORY

We were incorporated in the state of Nevada on January 23, 2004. We had planned to develop, market and support a voice interface software platform for the Chinese languages to serve as a standard set of software that would allow other software programmers and engineers to develop voice interface applications for the Chinese languages based on the software platform. Our chief software engineer resigned in July 2005 and we determined that we were not likely to be successful in the software industry unless we were able to find a replacement. We began both to search for a replacement and to assess other business opportunities. We became aware of a business opportunity presented by an unrelated private company, Skins Footwear Inc., and we began to consider and discuss the possibility of a business combination between our company and the shareholders of Skins Footwear Inc.

On November 2, 2005, we entered into a Share Exchange Agreement with all of the stockholders of Skins Footwear Inc., a Delaware corporation, pursuant to which we agreed to acquire all of the issued and outstanding share capital of Skins Footwear in exchange for shares of our common stock. The exchange of the shares pursuant to the Share Exchange Agreement is herein referred to as the Share Exchange Transaction. The Share Exchange Agreement was amended on February 1, 2006. On March 20, 2006, the Share Exchange Transaction was completed, Skins Footwear became our wholly-owned subsidiary and our sole business operations became that of Skins Footwear.

In April 2006, we changed our corporate name from “Logicom Inc.” to “Skins Inc.” and we changed the name of our operating subsidiary from Skins Shoes, Inc. to Skins Footwear Inc. Skins Footwear Inc. was originally organized in May 2004 as a New Jersey limited liability company under the name Skin Shoes, LLC and, in 2005, merged with Skins Footwear Inc., a Delaware corporation, whereby the corporation was the surviving entity.

May 2007 Private Placement

On May 21, 2007, Skins Inc., the registrant, sold a total of 4,000,000 units to seven investors and raised an aggregate of $3,000,000 in a private offering under Regulation S of the Securities Act of 1933, as amended. The offering was made pursuant to a subscription agreement dated May 21, 2007. Each unit consists of one share of common stock of the Company and one share purchase warrant, exercisable at an exercise price of $1.00 per share at any time upon election of the holder during the 30 month period following the offering. We agreed to register all of the securities issued pursuant to the private placement.

Principal Terms of the March 2006 Share Exchange

Pursuant to the terms of the Share Exchange Agreement, we:

•
provided a loan to Skins Footwear in the sum of $150,000 evidenced by a promissory note with an annual interest rate of 5% and secured by a general security agreement pledging all of the assets of Skins Footwear as security for the loan;

•	repurchased and canceled 7,418,182 shares of our common stock owned by a major shareholder, Wayne Weaver, for the sum of $100,000;

•
effected a 1 for 8.727273 forward stock split on December 16, 2005 that resulted in our shareholders, after adjustment for the repurchase of Mr. Weaver's shares, holding an aggregate of 12,000,006 common shares prior to the closing of the Share Exchange Transaction;

•
issued to the stockholders of Skins Footwear, at the closing of the Share Exchange Transaction, 19,404,000 common shares of our common stock in exchange for all of the issued and outstanding shares of Skins Footwear (of these 19,404,000 common shares, 1,404,000 shares are held in escrow by us and are subject to partial and full return to us contingent upon the number of share purchase warrants exercised by investors within a period of 30 months following the closing of private placements and the Share Exchange Transaction on March 20, 2006);

•
assumed, at the closing of the Share Exchange Transaction, Skins Footwear's 2005 Incentive Plan and stock option agreements entered into between Skins Footwear and certain persons who have received stock options from Skins Footwear pursuant to its 2005 Incentive Plan;

•
appointed Mark Klein, the President of Skins Footwear, to the office of President and Chief Executive Officer of our company and accepted the resignation of Gary Musil, our former President, from that office, effective at the closing of the Share Exchange Transaction; and

•
increased the number of directors of our director to five and elected as our directors at the completion of the Share Exchange Transaction all four of the current directors of Skins Footwear (i.e., Mark Klein, Michael J. Rosenthal, Stephen Hochberg and Steve Reimer).

The Share Exchange Transaction was completed on March 20, 2006. Immediately after the closing of the Share Exchange Transaction, and taking into account the 1 for 8.727273 forward stock split, the repurchase of Mr. Weaver's shares and the private placements (as described below), we had 34,404,006 outstanding shares of common stock, options to purchase 2,109,375 shares of common stock and warrants to purchase 3,000,000 shares of common stock. At the close of the Share Exchange Transaction, the former shareholders of Skins Footwear owned approximately 56% of the issued and outstanding shares of our company, our previous shareholders owned approximately 9% of the outstanding shares and the investors in the private placements owned approximately 35% of the outstanding shares. The forward stock split and the repurchase of Mr. Weaver's shares were effected to reach the foregoing ownership percentages.

The March 2006 Private Placements

We, pursuant to the Share Exchange Agreement, effected two private placement transactions in which we sold a total of 3,000,000 units and raised an aggregate of $2,520,000. In the first private placement, which occurred on November 2, 2005, we sold one convertible debenture in the amount of $150,000 to one offshore investor. The convertible debenture was convertible into 178,572 units at a conversion price of $0.84 per unit, with each unit consisting of one share of common stock of our company and one share purchase warrant. Pursuant to the terms of the convertible debenture, the conversion of the debenture into units occurred automatically upon the completion of our Share Exchange Transaction on March 20, 2006. The share purchase warrants are exercisable for a period of thirty months from the date of issue at an exercise price of $1.00 per share. We used the funds received for the convertible note to provide a loan to Skins Footwear in the sum of $150,000 evidenced by a promissory note with an annual interest rate of 5% and secured by a general security agreement pledging all of the assets of Skins Footwear as security for the loan.

In the second private placement, which occurred immediately prior to the closing of the Share Exchange Transaction on March 20, 2006, we closed a private placement of units to purchase our common stock and warrants pursuant to a subscription agreement. Each unit consisted of one share of our common stock and one share purchase warrant convertible at an exercise price of $1.00 per share at any time upon election of the holder during the 30 month period following the date of issue. A total of 2,821,428 units were sold in the second private placement for an aggregate of $2,370,000. We agreed to register, and did register, all of the securities issued pursuant to the first and second private placements.

PLANNED OPERATIONS

Product Development

We will concentrate on our core design and development of the Skin and Bone product, while outsourcing the production requirements to third parties. Production requirements are currently being handled by Atsco Footwear, LLC, Boemos SPA, and TLD.

A fully developed men's and women's line is expected to be delivered to retailers for sale for early Fall 2007. The focus is on creating a high-end line of Skins priced at a manufacturer's suggested retail price of $150-$300 for women and $170-$300 for men. This first collection will have approximately 25-30 styles including both genders.

Our Skins are being designed by our in-house designer and other outsourced design firms. They collaboratively put together the collection for men's and women's Skins, the packaging and retail displays, and help in refining the creative identity of the brand.

Planned Distribution

We plan to act as a wholesaler and market our products to specialty, department and Internet retail locations via our marketing and branding efforts.

We will consider the children's market and more mainstream middle-market retailers once our brand is more established. We may also consider licensing our technology in the future.

Our current plan is to launch a limited nationwide distribution by early Fall 2007. We plan to be in approximately 60 to 70 stores by the end December 2007.

We believe that the initial purchase order amount we can expect per retailer will be 72 pairs per gender at an average wholesale price of $75 per pair of Skins. We further plan on selling fill-in orders as the season progresses.

Three Months Ended March 31, 2007 Compared with Three Months Ended March 31, 2006

Net revenues during the three months ended March 31, 2007 and 2006 were nil.

Our design and development expenses increased $300,347 to $334,636 for the three months ended March 31, 2007, as compared to $34,289 for the same period in 2006. The primary reason for the increase was approximately $40,000 to a consulting firm related to product development in China and increased levels of expenses due to our more advance development stage from outsourcing of design work to design firms and contractors.

Our selling, general and administrative expenses increased $698,822 to $1,142,154, for the three months ended March 31, 2007, as compared to $443,696 for the same period in 2006. The increase was primarily due to, auditing and employee recruiting professional fees of approximately $106,000, salary and termination related expenses to our former Vice President of Finance of approximately $213,000 and approximately $130,000 to professional marketing and corporate consulting firms engaged by us subsequent to March 31, 2006. The balance of $249,822 is attributable to increased levels of expenses in the 2007 fiscal quarter, compared to the 2006 fiscal quarter as a result of our more advanced development stage.

Our net loss for the three months ended March 31, 2007 was $1,467,152, or $0.04 per share, as compared to a net loss of $458,411, or $0.02 per share for the same period in 2006. The increase in net loss is attributable primarily to an increase in our selling, general and administration expenses.

Year Ended December 31, 2006 Compared with Year Ended December 31, 2005

Net revenues during the twelve months ended December, 2006 and 2005 were nil.

Our design and development expenses increased $242,923 to $336,815 for the year ended December 31, 2006, as compared to $93,892 for the same period in 2005. The primary reason for the increase was the increase in compensation for our in-house designer, and outsourcing of design work to design firms.

Our selling, general and administrative expenses increased $2,066,152 to $2,478,561for the year ended December 31, 2006, as compared to $412,409 for the same period in 2005. The increase was primarily due to the legal, accounting, stock based compensation, and other expenses that we incurred in connection with the share exchange transaction that was completed on March 20, 2006, commencement of compensation to its chief executive officer and chairman of the board, hiring of new key personnel and consultants, increase our advertising and promotion expense, increase our travel expense, opening a new office location in Manhattan and compensation expense related to our stock option grants.

The unrealized loss on derivative instruments of $1,284,563 for the year ended December 31, 2006 represents mainly the fair value charge in our derivative liability that resulted from the liquidated damages provision we have within a subscription agreement with certain of our stockholders who hold warrants to purchase common stock in accordance with the Share Exchange Agreement.

Our net losses for the year ended December 31, 2006 were $4,100,278, or $0.14 per share, as compared to a net loss of $532,314, or $0.03 per share for the same period in 2005. The increase in net loss is attributable primarily to an increase in unrealized loss on derivative instruments and an increase in our selling, general and administration expenses.

Liquidity and Capital Resources

At March 31, 2007, we had $955,175 in cash and cash equivalents. At December 31, 2006, we had $1,754,926 in cash and cash equivalents. Generally, we have primarily financed operations to date through the proceeds of the private placement of equity securities and the proceeds of warrants exercised in the fourth quarter of fiscal year 2006. Previously we received net cash proceeds of $2,261,462 from the private placements that were conducted in connection with the share exchange transaction during the fiscal quarter ended March 31, 2006.

On May 21, 2007, we closed a financing transaction pursuant to which we sold a total of 4,000,000 units to seven investors and raised an aggregate of $3,000,000. The offering was made pursuant to a subscription agreement dated May 21, 2007 that we entered into with each investor. Each unit consists of one share of our common stock and one share purchase warrant that is exercisable at an exercise price of $1.00 per share at any time upon election of the holder during the 30 month after the offering. We agreed to register the shares of common stock and the shares of common stock underlying the warrants on a registration statement that must be filed with the Securities and Exchange Commission within 30 days after the closing of the offering.

Net cash used in operating activities for the three months ended March 31, 2007 was $1,244,461. Net cash used in operating activities for the year ended December 31, 2006 was $2,086,524. We earned no revenues since our inception in May 2004. Operating expenditures consisted of design and development, advertising and promotion, legal and accounting fees and salaries. During the three months ended March 31, 2007 we purchased and paid for $68,521 of raw materials and made an advance payment of $161,090 to our Italian manufacturing contractor, both of which enable us to produce our products during the second quarter of this fiscal year. We were able to finance our operations and investment in raw materials and production principally from our existing cash balance as of December 31, 2006 and the proceeds from certain of our stockholders exercising common stock purchase warrants.

At March 31, 2007, we had 3,009,375 stock options and 709,739 common stock purchase warrants, outstanding. The outstanding stock options have a weighted average exercise price of $0.89 per share. The outstanding warrants have a weighted average exercise price of $1.00 per share. Accordingly, at December 31, 2006, the outstanding options and warrants represented a total of 4,458,612 shares issuable for a maximum of $4,162,737 if these options and warrants were exercised in full. The exercise of these options and warrants is completely at the discretion of the holders. There is no assurance that any of these options or any additional warrants will be exercised.

During the remainder of the fiscal year we expect to continue and increase our current level of expenditures for compensation to our existing employees and to employees we anticipate hiring once our business becomes fully operational.

We expect to continue to incur expenditures of our cash on hand for compensation to our employees. We currently pay Mark Klein, our Chief Executive Officer and President, an annual base salary of $175,000, with a bonus of up to 50% of his base salary. In April 2007, we hired Antonio Pavan as our Chief Operating Officer and Executive Vice President, whom we will pay $225,000 per year in base salary with an annual bonus up to 50% of his base salary. We also pay Michael Rosenthal $90,000 annually as Chairman of the Board of Directors of our company. Jake Kamuonka left the company in May 2007, we paid him $150,000 per year in base salary through May 2007, and we paid approximately $62,500 for his severance, approximately $65,000 as a bonus, and approximately $88,500 for a stock option buyout.

As of March 31, 2007, we anticipate that we will need financing to enable us to meet our anticipated expenditures for the next year, which will principally be for the production of our footwear products and marketing expenses. We presently have a factoring agreement in place which currently will enable us to borrow up to $500,000 related to purchasing finished goods inventory. Per the terms of the agreement, we will also be able to factor and receive advance proceeds of up to 85% of our future accounts receivable, if any, upon the date of shipment of product from our United States inventory warehouse to customers. We anticipate raising additional funds through public or private financing, strategy relationships or other arrangements in the future to support our business operations. We cannot be certain that any such public or private financing will be available on acceptable terms, or at all, and our failure to raise capital when needed could limit our ability to continue as a going concern. We plan to overcome the circumstances that impact our ability to remain a going concern through a combination of beginning to generate revenues and decreasing costs, as necessary, with interim cash flow deficiencies being addressed through additional equity financing. Our ability to obtain additional funding in year 2007 and thereafter will determine our ability to continue as a going concern. There can be no assurances that these plans for additional financing will be successful. Failure to secure additional financing in a timely manner and on favorable terms if and when needed in the future could have a material adverse effect on our financial performance, results of operations and stock price and require us to implement cost reduction initiatives and curtail operations. Furthermore, additional equity financing may be dilutive to the holders of our common stock, and debt financing, if available, may involve restrictive covenants, and may require the Company to relinquish valuable rights.

Off Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

Critical Accounting Policies

Our financial statements reflect the selection and application of accounting policies, which require management to make significant estimates and assumptions. The Company believes that the following are some of the more critical judgment areas in the application of our accounting policies that currently affect our financial condition and results of operations.

Inventory and Inventory Reserves

Inventory is stated at the lower of cost or market, at costs that approximate the first-in, first-out method of inventory valuation. The Company evaluates its inventory on a quarterly basis to identify excess, slow-moving and obsolete inventory and assesses reserve adequacy. When this evaluation indicates such inventory exists, the reserve is increased by a charge to operations or such inventories are written off. At March 31, 2007, inventory represented raw materials to be used in production for goods to be sold. There was no reserve taken against inventory at March 31, 2007.

Share-Based Compensation

The Company uses the fair value recognition provisions of Financial Accounting Standards No. 123R, "Share Based Payment", which requires the Company to expense the cost of employee services received in exchange for an award of equity instruments based on the grant date fair value of such instruments. The Company uses the Black-Sholes model to calculate the fair value of the equity instrument on the grant date.

The Company uses the provisions of FAS 123(R) and EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services to account for the compensation expense associated with grants to non-employees. The Company measures the compensation associated with these grants based on the fair value of the equity instruments issued using the Black-Scholes Model. In all option grants of this kind there is no measurement date to calculate the fair value of the options at the date of grant because the performance commitment had not yet occurred (there are no sufficiently large disincentives for non-performance) and the performance by the non-employees was not complete. The Company calculates the expense at each reporting period based upon fair value of the options that vested during the reporting period using the fair value on the reporting date.

Deferred Tax Assets.

In assessing the realization of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. As a result of uncertainty of achieving sufficient taxable income in the future a full valuation allowance against its deferred tax asset has been recorded. If these estimates and assumptions change in the future, the Company may be required to reverse the valuation allowance against deferred tax assets, which could result in additional income tax income.

Change in Auditors

On March 20, 2006, we dismissed Amisano Hanson, Chartered Accountants as our independent registered public accounting firm following the change in control of our company on the closing of the Share Exchange Transaction. While Amisano Hanson was engaged by us, there were no disagreements with Amisano Hanson on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure with respect to our company, which disagreements if not resolved to the satisfaction of Amisano Hanson would have caused it to make reference to the subject matter of the disagreements in connection with its report on our financial statements for the fiscal year ended March 31, 2005.  We engaged Mahoney Cohen & Company, P.C. as our independent registered public accounting firm as of March 20, 2006 upon the close of the share exchange.

DESCRIPTION OF BUSINESS

Overview

We have designed and continue to develop a patented two-part, footwear structure consisting of an outer collapsible “Skin” and an inner orthopedic support section called the “Bone.” The design is intended to allow consumers to purchase one inner section, the Bone, and numerous outer Skins, resulting in multiple style variations from the same pair of shoes, with the same feel and fit despite which Skin is being worn. We intend to initially design, manufacture and market high quality men's and women's footwear and are finalizing the first Skins collection with an anticipated early Fall 2007 commercial launch.

Our management hopes that its product concept will act as the link between the traditional footwear industry and the apparel industry - allowing consumers to view Skins like a shirt, changing them frequently, matching skins to an outfit or supporting their favorite sports team with a Skin fitted with the team's logo.

Since consumers typically prefer to try on shoes before a purchase, footwear sales traditionally occur in locations that have footwear-selling expertise. We believe we should be able to market our products via traditional footwear channels but also via non-traditional channels including the Internet and retail locations without a footwear department. Once a consumer owns a Bone, any Skin purchased in the same size will fit and a consumer will not need to be concerned as to the fit or feel of the product at that point, allowing the purchase of a Skin to be done through non-traditional footwear channels.

The Skins Product Concept

We believe that there are few, if any, methods for a consumer to change the look of their shoe other than buying multiple pairs, in multiple colors, or multiple styles. With the average price of high quality shoes ranging anywhere from $150 and up, the purchase of new shoes can be a costly proposition for consumers.

Other markets have already launched products that exploit the concept of cost and style in terms of interchangeability. Within the watch market, companies offer cost effective, fashionable watches that have interchangeable straps and faces. Within the sunglasses market, some companies have many fashion-focused models with interchangeable lenses. Even in the cellular phone market, cellular phone manufacturers offer interchangeable covers that are purely a fashion statement.

The Bi-Sectional System

We have designed and continue to develop a line of footwear products based on our patented modular shoe system built with two sections: the Bone and the Skin. The Skins products are designed to be easy to use, comfortable, and employ quality craftsmanship. The inner section - or the Bone - is made from a mold utilizing advanced light-weight and resilient synthetic material. The Bone is designed to be a consistent source of comfort and support, without regard to changing styles and fashions. The outer section - or the Skin - is expected to represent our core product. It is expected that Skins will be created with various combinations of toe shapes, materials, fabrics, leather and outsole treads. We expect to launch numerous styles per season for each targeted consumer group.

Design and Development

Our principal goal in product design is to generate new and exciting interchangeable footwear with classic contemporary and progressive styles. All of our footwear is designed with an active lifestyle in mind. We design most of our styles to be fashionable and marketable to the 18 to 35 year-old consumer, with most lines appealing to the broad cross-section of the population. Any success of the Skins product may be related to:

•	The unique interchangeable Skin concept,

•	A constant fit and feel of the bone,

•	Collapsibility of the Skin, allowing ease of travel,

•	Ease of purchase over the internet,

•	Catalog and other non-traditional methods of distribution,

•	Our ability to recognize trends in the footwear market, and

•	A product design that anticipates and accommodates consumers' ever-evolving preferences.

Our technology is designed to allow consumers to continually change Skins to fit their respective fashion and functional needs. We will attempt to identify, interpret and translate current and emerging lifestyle trends in the design of our footwear. We expect to obtain lifestyle trend information through various methods intended to monitor changes in the culture and society, including:

•	Review and analysis of modern music, television, cinema, clothing and other trend-setting media,

•	Travel to domestic and international fashion markets to identify and confirm current trends,

•	Consultation with retail customers for information on current retail selling trends,

•	Participation in major footwear tradeshows to stay abreast of popular brands, fashions and styles, and

•	Subscription to various fashion and color information services.

We expect that our footwear design process will typically begin approximately nine months prior to the start of a season. Our products will be designed and developed by our in-house staff and freelance design agencies. To promote innovation and brand relevance, we expect to utilize dedicated design teams that focus on each of the men's, women's, and children's categories and report to our chief design executive, once we are able to locate and hire a person for this position. We anticipate that the design process will be collaborative whereby design staff will meet with retail and merchandising and sales and production personnel to refine the design to our perceived demand of the markets. After the designers arrive at a consensus regarding the fashion themes for the coming season, the designers then translate these themes into products. These variations will include variations in product color, material, structure and decoration, which are arrived at after close consultation with those involved in design and production.

After a design is complete, we will create prototype blueprints and specifications and forward them to our third-party manufacturers, which will then forward the design prototypes back to our design team. We plan to allow our major retail customers, if any, to review upcoming design concepts prior to release. We believe that input from these retailers could assist us in predicting consumer reaction to our latest designs and afford us an opportunity to foster collaborative relationships with our customers. Our design teams will be able to modify and refine a design based on customer input.

Business Strategy

Footwear manufacturers may expect a limited number of purchases from consumers since footwear is commonly viewed by consumers as functional attire. The Skins product concept is designed to change the consumer view of footwear from a functional requirement to a fashionable accessory. The consequence is that we may be able to market, sell and distribute in a similar manner as an apparel entity. In essence, we expect that the non-traditional concept of our footwear will be ground breaking and disruptive to lifestyle and the footwear and fashion industry specifically.

We will concentrate on our core design and development of the Skin and Bone product, while outsourcing the production requirements to third parties. We plan an initial strategy of developing our own brand. In the future, we intend to license to existing brands to maximize our market exposure and product distribution, in addition to working with the orthopedic market in supplying Bones without foot-beds to orthopedic insole manufacturers to allow for orthopedic fitted Bones for individuals with orthopedic needs. We expect to act as a wholesaler, marketing our products to specialty, department and Internet retail locations via marketing and branding efforts.

We intend to begin with both men and women's high-end footwear. We plan to introduce our product in the high-end market to mavens, trendsetters and early adopters, in an attempt to build brand equity and focus on exclusive specialty shops that sell high-fashion quality apparel and footwear. We plan on conducting promotional activities such as celebrity product placement and Skins Inc. sponsored events, in addition to fashion and business press editorial coverage to increase the brand visibility and credibility. We will be working with a fashion, footwear and accessory specific public relations firm to assist and produce these events and undertakings. After establishing our brand, we plan to broaden our distribution with more mainstream middle-market retailers, and then begin to enter the children's market and license our technology to other manufacturers.

Marketing Strategy

We expect that our marketing strategy will consist of the following elements:

Product Diversity

We expect that product diversity will be a key marketing strategy. Initially, we plan to invest only the required time and money for the design and development of our initial line of products. Following the initial stages of our market penetration, if any, we plan to expand our product line and increase the number of retail channels through which our products are sold. We believe that the strategy of continuously diversifying our products will occur as we build and develop our retail distribution channels.

Branding

We believe that a well-recognized brand is an important element for success in the footwear and apparel industry. We will attempt to position our footwear as a lifestyle brand that encompasses innovation and design while maintaining quality and a holistic fit. Our senior management will be directly involved in shaping our image and the conception, development and implementation of its advertising and marketing activities. We intend to aggressively promote our brand through a comprehensive marketing campaign. We hope that this campaign, which will be image-oriented and product specific, will eventually result in a high level of recognition of the Skins brand across a variety of footwear and apparel categories.

We engaged the services of Robert Burke Associates, Banfi Zambrelli, Sportie LA Media, Factory PR, Tronic Studio and Studio Dror to provide our management with strategic advisory services to assist in the positioning of the Skins brand and to review and analyze the product lines.

Advertising

We anticipate that our advertisements will generally seek to build and increase brand awareness by linking the Skins brand to contemporary lifestyles and attitudes, rather than exclusively marketing a particular Skins footwear product. We will market the Skins name to represent flexibility, managing the brand and product design towards evolving footwear and apparel fashions and consumer lifestyle preferences.

We intend to employ a multi-phased advertising strategy that we hope will expand with our advertising requirements and investment capabilities. Initially, we plan to utilize cost sensitive and effective means to reach our targeted customer base. We expect to use this marketing phase within our first phase of growth and expansion strategy, initially targeting the fashion centers within the US and later within Europe, and Asia/Australia.

Once, and if, we reach certain predetermined levels of sales, we plan to invest monetary and human capital to expand our advertising campaigns into a traditional portfolio marketing campaign that is based on management of our marketing and advertising portfolio.

Promotional Activities

We plan on implementing product placement with well known celebrities and hosting events to help enhance the Skins image in the coming years and to focus marketing efforts for our products among specific consumer groups. We anticipate that high profile and diverse appeal of celebrities may be able to assist the Skins brand to reach new markets.

On July 19, 2006 we appointed Factory PR as our public relations firm. Factory PR will develop all consumer and press focused communication platforms, as well as other brand building initiatives.

Entertainment Promotions: Our promotional strategies are expected to include retail collaborations, in-store specials, product tie-ins and giveaways, and other special events.

Sourcing, Production and Development

Outsourcing

We entered into a sourcing and buying agent agreement with Atsco Footwear, LLC pursuant to which Atsco Footwear was to be responsible for sourcing, commercialization and product line review. According to the agreement, Atsco Footwear would be the exclusive sourcing and development agent for us and would assist us in developing a fit-and-wear tested marketable product. Atsco was to be responsible for the factory development and output as well as delivery, scheduling, supplier deadlines and other related matters. We were to pay commissions to Atsco Footwear for its services under the agreement primarily based on merchandise sourced by Atsco Footwear and shipped to us. This agreement with Atsco Footwear was terminated as of February 2007. Consequently we continue to work with Atsco on a month-to-month basis as our non-exclusive sourcing agent in the Far East.

Development

On October 1, 2006, we entered into a product development, engineering and consulting agreement with TLD Asia Pacific, LLC where TLD is responsible for all order placements, production planning, quality control of finished products, monitoring and enforcing timeliness in all development sampling, facilitating prototypes, pullovers, and sample requests, and assisting in negotiating FOB costs, and delivery of fit test samples in the Far East.

Production

On December 6, 2006 we finalized an agreement with Italian manufacturer Boemos S.P.A. Boemos craftsmen will be responsible for the production of a majority of the Skins collection that will be distributed and sold in the US for the Fall 2007 collection. The balance of the collection is being produced in China as well as our packaging and displays.

Inventory Risks

Due to the nature of our planned “high level” of style and fashion, inventory risks will be higher, since fashions can change quickly and past styles can be rapidly considered obsolete. We will attempt to reduce the risk of overstocking by:

•	assessing demand for our products by soliciting input from our customers and monitoring retail sell-through processes,

•	analyzing historical and current sales and market data to develop internal product quantity forecasts, and

•	seeking to share inventory risks with retail channels as much as possible.

Growth and Expansion Strategy

We plan to expand our operations in three primary segments:

Region by Region

We will launch our operations in the U.S. and attempt to maintain those operations throughout the planned growth period. We expect to expand into developed countries in Western Europe and throughout the world. This expansion process may be expedited via licensing agreements with multinational apparel brands.

Demographics

We believe that the Skins core product concept is suitable for all ages. We believe that the key advantages of the product concept will initially attract the most fashion-savvy age group - the 18 to 35 year olds. When and if the product concept becomes more widely known, we plan to expand our demographic focus of the product concept to the 5 to 55 year old market segments.

Distribution

Initially, we will market our products to specialty high end retail stores and chains in the U.S. Our sales strategy includes setting sales meetings with the retail stores in which we hope to have our product carried. We will exhibit and participate in international industry tradeshows and events and establish close connections with the retailers we intend on doing business with, including them at times in pre-selection and viewing of upcoming collections for the purpose of their review and comment. When and if our brand becomes more widely known and the product concept is more widely accepted, we will seek to establish licensing agreements with branded apparel companies. The third phase of distribution may include self-managed Skins concept stores in the heart of major metropolitan shopping areas acting primarily as a marketing tool.

Pricing Strategy

Initially we will target our Skins footwear products to the purchasers of higher end lifestyle oriented and casual footwear and are aiming to the higher end of the market.

Competition

We will face intense direct and indirect competition.

•	Direct Competition: We will primarily offer lifestyle, athletic and dress-casual shoes. Consequently, all footwear companies that can be defined within those categories will be competition for us.

•
Indirect Competition: In addition, due to the unique Skins product concept that involves interchangeability, we should be able to utilize the distribution patterns of the apparel market, including Internet and catalog sales, and via specialty retail distribution without the requirement of a footwear department. This opportunity widens our competition to include apparel companies that do or potentially will offer footwear products with their respective brand. These companies are defined as indirect competition, since we will target these companies as potential retail distribution points and for possible licensing agreements.

The apparel and footwear industries are extremely competitive and highly fragmented. This is most likely due to low barriers to entry. All that is required to enter the industries are clothing designs that appeal to department store and/or specialty store buyers. If a designer receives orders, he or she can contract the production of the item to a low-cost, independent manufacturer, usually outside the United States. In many areas, the barriers to entry are insignificant. These industries are characterized by simple technologies, low fixed assets per employee and ease of expansion through the use of contractors.

Although entering into the apparel and footwear industry may be relatively simple, being successful in the industry is much more difficult. The strength of large retailers is a major challenge to many designers, including us. As retailers shrink their inventories and place orders closer to the time that merchandise will be needed, designers and manufacturers are forced to assume more inventory risk.

Employees

As a development stage company, and even as we begin selling our product, we plan to rely on outside consultants and resources in an attempt to control our costs and expenses. Accordingly, as of July 31, 2007, we employed seven full-time employees. None of our employees are covered by a collective bargaining agreement.

Patent and Patent Applications

We have applied for a U.S. patent relating to our Modular Shoe System. We also filed international (PCT) Patent App. No. PCT/US04/33446 for our Modular Shoe System on October 7, 2004, for which we have filed national and regional entry applications in Canada, Australia, China (PRC), Japan, New Zealand, South Korea, the European Patent Office, the Russian Federation and Israel. On November 20, 2006 the U.S. patent and trademark office allowed and approved our patent application for a modular shoe system in the US. The allowance went into effect immediately. On February 6, 2007 we were issued patent number 7,171,768 for the Modular Shoe System. Two additional U.S. patent applications related to the issued patent are pending.

Facilities

On May 4, 2007, we entered into an agreement to lease new corporate office space effective June 1, 2007. The agreement requires us to pay approximately $75,000 through May 31, 2008, but we may terminate this agreement and vacate the premise upon 60 day written notification.

Legal Proceedings

We are not a party to any material legal proceedings.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following table sets forth the name and position of each of our directors and executive officers as of July 31, 2007.

			Year First Appointed
Name	Age	Position	Officer or Director of Skins
Mark Klein	32	President, Chief Executive Officer, Director	2005

Michael J. Rosenthal	63	Director and Chairman of the Board	2005

Deborah A. Gargiulo	40	Chief Financial Officer	2007

Antonio Pavan	45	Chief Operating Office and Executive Vice President	2007

Stephen Hochberg	59	Director	2005

Steve Reimer	63	Director	2005

Frank Zambrelli	40	Director	2007

Mark Klein. Mr. Klein began working on the business concept behind the predecessor of Skins Footwear Inc. in 2002 and was appointed President and Chief Executive Officer of Skins Footwear Inc. on May 18, 2004. From 2001 to 2002, Mr. Klein served as the Sales Director on ICQ Mobile, the mobile instant messaging division of AOL Time Warner, where he set sales and marketing strategies for ICQ's Value Added Service (VAS) wireless operations and handled technical and marketing deployments and workshops with operators. From 1999 to 2000, he acted as a senior marketing and sales executive for both Comverse Network Systems and Oraios.com, where he directed, created and implemented sales and marketing initiatives. Mr. Klein launched his executive career from 1997 through 1999 as the Sales Director of Convertbond.com, where he managed the business development and sales strategy for the online financial portal.

Michael J. Rosenthal. Mr. Rosenthal was appointed Chairman of the Board of Directors of Skins Footwear Inc. in October 2005. As of February 2006 Mr. Rosenthal was appointed Chairman and CEO of Bill Blass NY. Since 1986, Mr. Rosenthal has served as Chairman and President of M.J. Rosenthal and Associates, Inc., an investment and consulting company. From 1984 to 1986, Mr. Rosenthal was a partner and managing director of Wesray Capital Corporation, an equity investment firm. From 1976 to 1984 , Mr. Rosenthal served as a partner and a Managing Director of the Mergers and Acquisitions Department of Donaldson, Lufkin & Jenrette, Inc. an investment banking firm. During 2002 and 2003, Mr. Rosenthal served as Chief Restructuring Officer for Foster Wheeler Ltd. Mr. Rosenthal also serves as a director of MAXXAM, Inc., The Pacific Lumber Company, Nobel Learning Communities, Inc. and as a director and Treasurer of the Horticultural Society of New York. Over the last several years, Mr. Rosenthal has also served as Chairman, a director and/or Chief Executive Officer of a number of companies including American Vision Centers, Inc.; Northwestern Steel & Wire Company; Star Corrugated Box Co., Inc. Vector Distributors, Inc; Western Auto Supply Company; and Wilson Sporting Goods Company. Mr. Rosenthal was an honors graduate from the New York University Law School and Columbia University Graduate School of Business.

Deborah A. Gargiulo. Ms. Gargiulo was appointed as our Chief Financial Officer on July 19, 2007. Before her appointment as an executive officer of the Company, Ms. Gargiulo most recently served as Chief Financial Officer of the Better Apparel segments at Jones Apparel Group, Inc. from September 2005 through January 2007, where she was responsible for strategic, financial planning, business development and opportunities, and efficiency improvement. Prior to her promotion, Ms. Gargiulo served as Vice President of Finance and Controller for Kasper /Anne Klein from March 2002 to September 2005, a company acquired by Jones Apparel Group, Inc., which is a designer, marketer and wholesaler of branded apparel, footwear and accessories. Ms. Gargiulo acted as Assistant Corporate Controller from December 2000 to March 2002 for Donna Karan International (a subsidiary of LVMH), where she oversaw financial consolidation, bank reporting and disclosures, as well as budgeting, forecasting and strategic planning covering all domestic and international markets. Donna Karan International is a wholesale and retail manufacturer of ready-to-wear apparel for men and women, childrenswear and accessories. From May 1999 to December 2000, Ms. Gargiulo served as Apparel Group Controller at Donna Karan International and oversaw financial reporting for the company’s wholesale apparel and shoe segments. Ms. Gargiulo also served as Divisional Controller for Shoes & Accessories of Donna Karan International from October 1996 to May 1999. Ms. Gargiulo served as Assistant Controller at Episode USA, Inc. from December 1993 to September 1996 and also held finance and accounting positions at Loehmann’s Inc. from July 1992 to December 1993, Deloitte & Touche LLP (TRADE Retail and Distribution Services Group) from January 1990 to July 1992, and Mahoney Cohen from August 1988 to December 1989. Ms. Gargiulo earned a Masters in Business Administration in Finance from Pace University in 1995 and a Bachelor of Science in Accounting from St. John’s University in 1990.

Antonio Pavan. Mr. Pavan was appointed as our Chief Operating Officer and Executive Vice President on April 13, 2007. Before his appointment as an executive of the Company, from November 2005 to April 2007, Mr. Pavan worked as an independent consultant advising clients on strategic and business development with respect to apparel and furniture design. From October 2004 to November 2005 Mr. Pavan acted as Executive Vice President of GEOX USA, a subsidiary to one of the fastest growing companies in Europe, GEOX SpA., where he established and controlled all operations and had full responsibility and oversight of sales, human relations, legal, fiscal, finance and marketing. From 1998 until October 2004, he acted has Executive Vice President of Alessi USA a subsidiary of Alessi SpA., a worldwide leader of luxury home and kitchen accessories, where he had full accountability for all USA operations including financial, legal and administrative.

Stephen Hochberg. Mr. Hochberg was appointed to the Board of Directors of Skins Footwear Inc. in August 2005. Since 1999, Mr. Hochberg has served as Chief Executive Officer of Mage, LLC, an international business and management-consulting firm that has helped more than 600 companies achieve their organizational and strategic goals. Mage specializes in creating value through leadership coaching, team building, strategic planning, organizational development and financial counsel. Mage is committed to the continuous improvement of its clients' capabilities, offering a full menu of tailored management, organizational and financial advisory services.

Steve Reimer. Mr. Reimer joined Skins Inc. as a Director in October 2005. From 1986 to 2001, he served as Senior Vice President of Kohl's Department Store. From 2001 to the present, he has served as a consultant to B.T.M. Consulting. Mr. Reimer is also currently a board member of the Two Ten Footwear Foundation, a non-profit organization that provides educational and social services to individuals working in the footwear industry.

Frank Zambrelli. Mr. Zambrelli was appointed to the Board of Directors of Skins Inc. in January 2007. Mr. Zambrelli is a founder of Banfi Zambrelli, a leading fashion footwear design firm. As a Skins strategic business partner, Banfi Zambrelli has helped lead the direction of the Skins brand and will coordinate production design and oversee production and manufacturing of Skins footwear in Italy. Before founding Banfi Zambrelli in 2003 along with Silvano Banfi, Mr. Zambrelli has worked with a renowned group of clients including, Chanel, Cole- Haan and Coach. Currently, Mr. Zambrelli leads the creative direction for Calvin Klein footwear and serves as President of Judith Leiber as well as sitting on the Board of the prominent, New York based Fashion Institute of Technology.

Advisory Board

We have an advisory board that renders advisory services to us with respect to technical, financial and marketing matters, in addition to matters related to recruitment of personnel. The advisory board meets with our Board of Directors approximately six to eight times per year. Members of our advisory board are:

Bill Priakos. Mr. Priakos has served on our advisory board since October 2005. He has served as Vice President of Merchandising for the Dallas Cowboys Football Team for the past nine years.

Mark Itzkowitz. Mr. Itzkowitz has been President of Atsco Footwear LLC since July 2001 to the present day. Mr. Itzkowitz's expertise in sourcing, development and design of footwear product has been extensive in the footwear community over the last 35 years.

Family Relationships

There are no family relationships among the individuals that comprise our Board of Directors and Executive Officers.

Director Compensation for 2006

Name	Fees Earned or Paid in Cash ($)	Option Awards ($)	Total ($)
Michael J. Rosenthal	100,000	None	100,000

Stephen Hochberg	10,000	30,745	40,745

Steve Reimer	10,000	30,745	40,745

We have an established policy to provide compensation to members of our Board of Directors for their services in that capacity. Directors are compensated $10,000 per year and are eligible for option grants for their services. Stephen Hochberg and Steven Reimer were each granted options to purchase 421,875 shares of our common stock in 2005. The options vest one-thirty sixth per month. In addition, the Chairman of our Board, Michael J. Rosenthal, receives $90,000 per year as compensation for his services. Directors are reimbursed for reasonable out-of-pocket expenses incurred in connection with attendance at Board meetings. Messrs. Prikos and Itzkowitz, who sit on our advisory board, receive $2,500 per quarter and were granted options to purchase 421,875 share of our common stock.

The Board of Directors and Committees

Our Board of Directors maintains a separate audit committee and a separate compensation committee.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information concerning the compensation for the year ended December 31, 2006 of our chief executive officer and other executive officers whose annual salary and bonus exceeded $100,000 in such years, collectively referred to as the Named Executive Officers.

		Annual Compensation
Name and Position	Year	Salary($)	Bonus ($)
Mark Klein(1)	2006	150,000	25,000
President and Chief Executive Officer	2005	11,108	—

(1)
Mr. Klein was the President of Skin Shoes LLC, which was formed in 2004, and became the President and Chief Executive Officer of Skins Footwear Inc. in 2005. Mr. Klein was appointed President and Chief Executive Officer of Skins Inc. upon the closing of the Share Exchange Transaction on March 20, 2006.

Employment Agreements

On the closing the Share Exchange Agreement, we entered into an employment agreement with Mark Klein to serve as our President and Chief Executive Officer. The duration of the employment agreement is three years unless terminated earlier pursuant to the terms and conditions of the agreement. The agreement provides for a base salary of $150,000 per year and an annual incentive bonus of up to 50% of the base salary based on annual volume and net profit of our company. Pursuant to the terms of the employment agreement, Mr. Klein will not disclose to any third party any confidential information or trade secrets of our company during and after the term of the employment agreement. In addition, Mr. Klein agreed not to solicit away any customers or employees of our company during the term of the employment agreement and one year after the termination of his employment. Mr. Klein also agreed not to compete, either directly or indirectly, with the business of our company in the United States for a period of one year from the termination of his employment with us. As of January 1, 2007 the Company raised Mr. Klein’s base salary to $175,000 per year.

On April 13, 2007, we entered into an employment agreement with Mr. Pavan to serve as our Chief Operating Officer and Executive Vice President. Pursuant to the terms of the Agreement, we will employ Mr. Pavan for three years with successive one year automatic renewals unless either party provides 180 days advance notice of intent not to renew and we will pay Mr. Pavan an annual base salary of $225,000 with a cash bonus of up to 50% of the base salary at the discretion of the Board of Directors. Mr. Pavan is also eligible to receive up to $4,000 as a one time benefit in connection with the fees incurred in connection with the Agreement, paid vacation, and other benefits made available by us to its executives, including a company-owned or leased automobile. Furthermore, we granted Mr. Pavan 500,000 stock options pursuant to the company’s 2005 Incentive Plan at a strike price of $1.25, to encourage him to provide long-term services to the company and to encourage greater productivity and efficiency. The 500,000 stock options will vest over a three year period in equal 1/6 portions semi-annually and exercisable per share at an amount that is equal to the closing trading price of the Company’s common stock as of April 13, 2007. Upon a change of control of the Company, all options outstanding that have not previously vested or terminated will be immediately and fully vested and exercisable upon the date of the change of control.

Skins 2005 Incentive Plan

In connection with the Share Exchange Transaction, we assumed the Skins 2005 Incentive Plan as the stock option plan of Skins Inc. The 2005 Incentive Plan provides for the granting of stock options, stock appreciation rights, restricted shares, and other stock-based awards for employees, directors and consultants. Immediately after the closing of the Share Exchange Transaction, we assumed share purchase options granted under the 2005 Incentive Plan to purchase an aggregate of 2,109,375 shares at an exercise price of $0.80 per share.

Grants of Plan-Based Awards in 2006

There were no options granted to Named Executive Officers in 2006.

Outstanding Equity Awards at 2006 Fiscal Year-End

There were no option exercises and no options outstanding in respect to Named Executive Officers in 2006.

Option Exercises and Stock Vested in Fiscal 2006

There were no option exercises or stock vested in respect to Named Executive Officers in 2006.

Security Ownership Of Certain Beneficial Owners And Management

Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage of ownership of that person, shares of common stock subject to options held by that person that are currently exercisable or become exercisable within 60 days of December 31, 2006 are deemed outstanding even if they have not actually been exercised. Those shares, however, are not deemed outstanding for the purpose of computing the percentage ownership of any other person. We had 40,816,267 outstanding shares of common stock, warrants to purchase 4,709,739 shares of common stock and options to purchase 3,509,375 shares of common stock as of June 15, 2007.

The following table sets forth certain information with respect to beneficial ownership of our common stock immediately after the closing of the share exchange transaction, by (i) each director, (ii) each executive officer, (iii) shareholders of 5% or more, and (iv) all directors and executive officers as a group. Unless otherwise indicated in the table, the persons and entities named in the table have sole voting and sole investment power with respect to the shares set forth opposite the stockholder's name, subject to community property laws, where applicable. Unless otherwise indicated in the table, the address of each stockholder listed in the table is c/o Skins Inc., 1115 Broadway, 12th Floor, New York, NY 10010

Title of Class	Name and Address of Beneficial Owner	Number of Shares Beneficially Owned		Percent of Class
	Directors and Executive Officers:

Common Stock	Mark Klein President, Chief Executive Officer and Director	9,758,223	(1)	23.9%
Common Stock	Stephen Hochberg Director	634,984	(2)	1.6
Common Stock	Steve Reimer Director	246,904	(3)	*
Common Stock	Michael J. Rosenthal Director and Chairman	970,200	(4)	2.4
Common Stock	Frank Zambrelli Director	—		—
Common Stock	Antonio Pavan Chief Operating Officer and Executive Vice President	50,000	(5)	*
Common Stock	Deborah A. Gargiulo Chief Financial Officer	—		—
Common Stock	Executive Officers and Directors as a group (6 persons)	11,660,311	(6)	27.8%

	5% or more Stockholders
Common Stock	Geoffrey Dubey(7)	3,118,743		7.6
Common Stock	Joshua Hermelin(7)	3,454,603		8.4

* Less than 1%.

(1)
Includes 70,200 shares of common stock that are held in escrow and subject to partial and full return to Skins Inc. contingent upon the number of share purchase warrants exercised by investors in Skins Inc. within a period of 30 months following the closing of private placements and the Share Exchange Transaction.

(2)
Includes 388,080 shares held by Mage Capital Partners LLC. Mr. Hochberg is President and control person of Mage Capital Partners LLC and may be deemed to have voting and investment power over the shares held by Mage Capital Partners LLC. Mr. Hochberg disclaims beneficial ownership of the shares held by Mage Capital Partners LLC except to the extent of his pecuniary interest therein. The shares held by Mage Capital Partners LLC include 28,080 shares of common stock that are held in escrow and subject to partial and full return to Skins Inc. contingent upon the number of share purchase warrants exercised by investors in Skins Inc. within a period of 30 months following the closing of private placements and the Share Exchange Transaction. Also includes 246,094 shares underlying options currently exercisable or exercisable within 60 days of June 15, 2007.

(3)	Consists of shares underlying options currently exercisable or exercisable within 60 days of June 15, 2007.

(4)
Includes 70,200 shares of common stock that are held in escrow and subject to partial and full return to Skins Inc. contingent upon the number of share purchase warrants exercised by investors in Skins Inc. within a period of 30 months following the closing of private placements and the Share Exchange Transaction.

(5)	Consists of shares held by Mr. Pavan’s wife.

(6)	Includes 236,979 shares underlying options currently exercisable or exercisable within 60 days of June 15, 2007.

(7)
Messrs. Dubey and Hermelin are consultants to the Company and utilize the Company's address for Company matters. Mr. Dubey’s and Mr. Hermelin’s shares includes 222,043 and 244,752 shares of common stock, respectively, that are held in escrow and subject to partial and full return to Skins Inc. contingent upon the number of share purchase warrants exercised by investors in Skins Inc. within a period of 30 months following the closing of private placements and the Share Exchange Transaction.

Indemnification of Directors and Executive Officers and Limitation of Liability

The General Corporate Law of Nevada empowers a company incorporated in Nevada, such as us, to indemnify its directors and officers under certain circumstances.

Our Certificate of Incorporation and Articles provide that no director or officer shall be personally liable to us or any of our stockholders for damages for breach of fiduciary duty as a director or officer involving any act or omission of such director or officer unless such acts or omissions involve material misconduct, fraud or a knowing violation of law, or the payment of dividends in violation of the General Corporate Law of Nevada.

Our Bylaws provide that no officer or director shall be personally liable for any obligations of us or for any duties or obligations arising out of any acts or conduct of the officer or director performed for or on our behalf. The Bylaws also state that we will indemnify and hold harmless each person and their heirs and administrators who shall serve at any time hereafter as a director or officer from and against any and all claims, judgments and liabilities to which such persons shall become subject by reason of their having heretofore or hereafter been a director or officer, or by reason of any action alleged to have heretofore or hereafter taken or omitted to have been taken by him or her as a director or officer. We will reimburse each such person for all legal and other expenses reasonably incurred by him in connection with any such claim or liability, including power to defend such persons from all suits or claims as provided for under the provisions of the General Corporate Law of Nevada; provided, however, that no such persons shall be indemnified against, or be reimbursed for, any expense incurred in connection with any claim or liability arising out of his (or her) own negligence or willful misconduct. Our Bylaws also provide that we, our directors, officers, employees and agents will be fully protected in taking any action or making any payment, or in refusing so to do in reliance upon the advice of counsel.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons under Nevada law or otherwise, we have been advised that the opinion of the Securities and Exchange Commission is that such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Skins Footwear Inc.

     Skins Footwear Inc. is our wholly-owned subsidiary. We have interlocking executive and director positions with Skins Footwear Inc.

March 2006 Share Exchange Transaction

     In March 2006, we completed the Share Exchange Transaction with Skins Footwear Inc. At the closing, Skins Footwear Inc. became a wholly-owned subsidiary of Skins Inc. and all outstanding securities of Skins Footwear Inc. were exchanged for securities of Skins Inc. The following sets forth information with respect to our affiliates holdings prior to the Share Exchange Transaction.

•
Mark Klein, our President, Chief Executive Officer and a Director, received beneficial ownership of 9,758,221 shares of our common stock pursuant to the Share Exchange Transaction. This amount includes 70,200 shares of common stock that are held in escrow and subject to partial and full return to Skins Inc. contingent upon the number of share purchase warrants exercised by investors in Skins Inc. within a period of 30 months following the closing of private placements and the Share Exchange Transaction.

•
Stephen Hochberg, a member of our Board of Directors, received beneficial ownership of 388,080 shares of our common stock pursuant to the Share Exchange Transaction. This amount includes 28,080 shares of common stock that are held in escrow and subject to partial and full return to Skins Inc. contingent upon the number of share purchase warrants exercised by investors in Skins Inc. within a period of 30 months following the closing of private placements and the Share Exchange Transaction.

•
Michael Rosenthal, Chairman of our Board of Directors, received beneficial ownership of 970,200 shares of our common stock pursuant to the Share Exchange Transaction. This amount includes 70,200 shares of common stock that are held in escrow and subject to partial and full return to Skins Inc. contingent upon the number of share purchase warrants exercised by investors in Skins Inc. within a period of 30 months following the closing of private placements and the Share Exchange Transaction

•
Geoffrey Dubey and Joshua Hermelin received 3,068,743 shares and 3,382,603 shares, respectively, of our common stock pursuant to the Share Exchange Transaction. Messrs. Dubey and Hermelin each beneficially own more than 5% of our securities.

Atsco Footwear LLC and Mage LLC

We had entered into a sourcing and buying agent agreement with Atsco Footwear, LLC pursuant to which Atsco Footwear will be responsible for sourcing, commercialization and product line review. According to the agreement, Atsco Footwear will be the exclusive sourcing and development agent for us and will assist us in developing a fit-and-wear tested marketable product. Atsco is responsible for the factory development and output as well as delivery, scheduling, supplier deadlines and other related matters. We will pay commissions to Atsco Footwear for its services under the agreement primarily based on merchandise sourced by Atsco Footwear and shipped to us. We decided not to exercise the option to extend the outsourcing agreement, and consequently we work with Atsco on a month-by-month basis as our non-exclusive sourcing agent in the Far East. Stephen Hochberg, who is a director of our company, is also a director Atsco Footwear.

We had an oral consulting arrangement with Mage LLC pursuant to which Mage LLC receives approximately $5,000 per month for consulting services providing business advisory and financial services. Mage's services to us included strategic planning, development of business plan, and evaluation of funding including negotiation and structure, as well as, interim financial management and accounting services. This arrangement expired in June 2006 when we hired a VP of Finance and Operations and was later renewed on a month to month basis in January 2007. Pursuant to the terms of the renewed consulting agreement, Mage LLC will receive $15,000 per annum. In 2005, Mage Capital Partners, LLC received equity securities in Skins Footwear Inc. in exchange for services provided by Mage LLC. These equity securities were exchanged for 388,080 shares of our common stock upon the closing of the Share Exchange Transaction on March 20, 2006. Mr. Hochberg, a member of our Board of Directors, is Chief Executive Officer of Mage LLC and Mage Capital Partners, LLC.

Consulting Agreements

On April 3, 2006, we entered into consulting agreements with two shareholders, Geoffrey Dubey and Joshua Hermelin, pursuant to which we agreed to issue 50,000 and 72,000 shares of our common shares to Geoffrey Dubey and Joshua Hermelin respectively for an aggregate of 122,000 shares in exchange for consulting services to be provided by the two shareholders over a two year term. The total consulting services were valued at $145,180 based upon the closing price of our common stock of $1.19 per share on the date of the agreement. The consulting services include advising and counseling us with respect to technical, financial and marketing issues, recruitment of qualified personnel and specific technical issues, growth and business plans, and strategic planning. Messrs. Dubey and Hermelin beneficially own approximately 8.9% and 9.8%, respectively, of our outstanding securities. We believe that our arrangements with Messrs. Dubey and Hermelin are at fair market value and are on terms comparable to those that would have been reached in arm's-length negotiations had the parties been unaffiliated at the time of the negotiations.

SELLING STOCKHOLDERS

The following table sets forth the names of the selling stockholders who may sell their shares under this prospectus from time to time. Except as noted below, no selling stockholder has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates other than as a result of the ownership of our securities. Any selling stockholder that is an affiliate of the Company may be deemed to be an underwriter under the federal securities laws.

The following table also provides certain information with respect to the selling stockholders’ ownership of our securities as of the date of this prospectus, the total number of securities they may sell under this prospectus from time to time, and the number of securities they will own thereafter assuming no other acquisitions or dispositions of our securities. The selling stockholders can offer all, some or none of their securities, thus we have no way of determining the number they will hold after this offering. Therefore, we have prepared the table below on the assumption that the selling stockholders will sell all shares covered by this prospectus. Except as set forth below, no selling stockholders owns more than 1% of the outstanding shares of the Company.

The selling stockholders may transfer, in transactions exempt from the registration requirements of the Securities Act of 1933, some or all of their shares since the date on which the information in the table below is presented. Information about the selling stockholders may change from time to time. Any changed information will be set forth in prospectus supplements or post effective amendments, as required.

We may amend or supplement this prospectus from time to time to update the disclosure set forth herein. See our discussion entitled “Plan of Distribution” for further information regarding the method of distribution of these shares.

Name of Selling Shareholder	Number of Shares of Common Stock Beneficially Owned Prior to Offering		Percentage of Shares of Common Stock Beneficially Owned Prior to the Offering	Number of Shares of Common Stock Registered for Sale Hereby	Number of Shares of Common stock Beneficially Owned After Completion of the Offering (1)	Percentage of Shares of Common Stock Beneficially Owned After Completion of the Offering (1)
EH&P Investments (2)	3,200,002	(2)	7.8%	3,200,002	—	—%
VP Bank (Switzerland) Ltd. (3)	3,000,000	(3)	7.4	3,000,000	—	—
Maranello Investments Ltd. (4)	800,000	(4)	2.0	800,000	—	—
Quotidien No. 2 Pty. Ltd. (7)	742,856	(5)	1.8	266,666	476,190	1.2
Josan Consultants Pty. Ltd. (8)	400,000	(6)	1.0	200,000	200,000	*
Gregory Curson (5)	266,666	(7)	*	266,666	—	—
Nitrogen Pty. Ltd. as trustee for the Curson Family (6)	266,666	(8)	*	266,666	—	—

* Indicates less than 1.0%.

(1)
Represents the amount of shares that will be held by the selling stockholders after completion of this offering based on the assumption that all shares registered for sale hereby will be sold. However, the selling stockholders may offer all, some or none of the shares pursuant to this prospectus, and to our knowledge there are currently no agreements, arrangements or understanding with respect to the sale of any of the shares that may be held by the selling stockholders after completion of this offering.

(2)	Includes 1,600,000 shares underlying warrants that are currently exercisable. Urs Meier have voting and investment control over the shares owned by this entity.

(3)	Includes 1,500,000 shares underlying warrants that are currently exercisable. Daniel Lacher has voting and investment control over the shares owned by this entity.

(4)	Includes 400,000 shares underlying warrants that are currently exercisable. Mark Flay has voting and investment control over the shares owned by this entity.

(5)	Includes 133,333 shares underlying warrants that are currently exercisable. Robert Whyte has voting and investment control over the shares owned by this entity.

(6)	Includes 100,000 shares underlying warrants that are currently exercisable. Mark Davis has voting and investment control over the shares owned by this entity.

(7)	Includes 133,333 shares underlying warrants that are currently exercisable.

(8)	Includes 133,333 shares underlying warrants that are currently exercisable. Gregory Curson has voting and investment control over the shares owned by this entity.

SHARES ELIGIBLE FOR FUTURE SALE

As of June 15, 2007, we had outstanding 40,816,267 shares of common stock.

All of the 8,000,000 shares registered in this offering will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act. If shares are purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act, their sales of shares would be governed by the limitations and restrictions that are described below.

Rule 144

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares of our common stock for at least one year, including any person who may be deemed to be an “affiliate” (as the term “affiliate” is defined under the Securities Act), would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

•     1% of the number of shares of common stock then outstanding, which as of June 15, 2007 would equal approximately 408,162 shares; or

•      the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 are also governed by other requirements regarding the manner of sale, notice filing and the availability of current public information about us. The selling stockholders will not be governed by the foregoing restrictions when selling their shares pursuant to this prospectus.

Rule 144(k)

Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144.

PLAN OF DISTRIBUTION

The selling stockholders of our common stock and any of their pledgees, assignees and successors-in-interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.

These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the date of this prospectus;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	or any other method permitted pursuant to applicable law.

The selling stockholders may also sell shares under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. Each selling stockholder does not expect these commissions and discounts relating to its sales of shares to exceed what is customary in the types of transactions involved.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.

The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the shares may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

Each selling stockholder has informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

We are required to pay certain fees and expenses incurred by us incident to the registration of the shares. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. Each selling stockholder has advised us that they have not entered into any agreements, understandings or arrangements with any underwriter or broker-dealer regarding the sale of the resale shares.
There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the shares may be resold by the selling stockholders without registration and without regard to any volume limitations by reason of Rule 144(k) under the Securities Act or any other rule of similar effect or (ii) all of the shares have been sold pursuant to the prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale shares may not simultaneously engage in market making activities with respect to our common stock for a period of two business days prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of shares of our common stock by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale.

DESCRIPTION OF SECURITIES

Common Stock

Effective December 16, 2005, the Company completed a 1 for 8.727273 forward stock split where each share of common stock, par value $0.001 per share, that was issued and outstanding immediately prior to the forward stock split was automatically combined into and became 8.727273 shares of common stock. The forward stock split changed the number of authorized shares of common stock from 50,000,000 shares to 436,363,650 shares. There are currently 40,816,267 shares of common stock issued and outstanding. Each outstanding share of common stock is entitled to one vote, either in person or by proxy, on all matters that may be voted upon by their holders at meetings of the stockholders. Holders of the Company’s common stock (i) have equal ratable rights to dividends from funds legally available therefore, if declared by the Board of Directors; (ii) are entitled to share ratably in all of the Company’s assets available for distribution upon liquidation, dissolution or winding up; and (iii) do not have preemptive, subscription or conversion rights or redemption or sinking fund provisions. All issued shares of the Company's common stock are fully paid for and non-assessable.

Stock Options and Warrants

In connection with the Share Exchange Transaction, the Company assumed options to purchase shares of common stock and warrants to purchase shares of common stock on the same terms and conditions as previously issued by Skins. All outstanding options that were assumed by the Company have been issued under the Skins 2005 Incentive Plan. Further to the share exchange transaction, the Company assumed the Skins 2005 Incentive Plan as the stock option plan of the Company. Immediately after the closing of the share exchange transaction, the Company assumed options which constitute options to purchase 2,109,375 shares of common stock and had outstanding warrants to purchase 3,000,000 shares of common stock.

Market Price of the Company’s Common Stock

The price of the Company’s common stock will likely fluctuate in the future. The stock market in general has experienced extreme stock price fluctuations in the past few years. In some cases, these fluctuations have been unrelated to the operating performance of the affected companies. Many companies have experienced dramatic volatility in the market prices of their common stock. The Company believes that a number of factors, both within and outside its control, could cause the price of the Company’s common stock to fluctuate, perhaps substantially. Factors such as the following could have a significant adverse impact on the market price of its common stock:

•	The Company’s ability to obtain additional financing and, if available, the terms and conditions of the financing;

•	The Company’s financial position and results of operations;

•	Concern as to, or other evidence of, the market acceptance of the Company’s proposed products or its competitors’ products;

•	Announcements of technological innovations or new products by the Company or its competitors;

•	Foreign governmental regulatory actions;

•	The development of litigation against the Company;

•	Period-to-period fluctuations in the Company’s operating results;

•	Changes in estimates of the Company’s performance by any securities analysts;

•	Possible regulatory requirements on the Company’s business;

•	The issuance of new equity securities pursuant to a future offering;

•	Changes in interest rates;

•	Competitive developments, including announcements by competitors of new products or significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	Variations in quarterly operating results;

•	The depth and liquidity of the market for the Company’s common stock;

•	Investor perceptions of the Company; and

•	General economic and other national conditions.

Anti-Takeover Charter and Bylaw Provisions

The Company’s certificate of incorporation and bylaws contain provisions that could have the effect of discouraging potential acquisition proposals or making a tender offer or delaying or preventing a change in control of the Company, including changes a stockholder might consider favorable. In particular, the Company’s certificate of incorporation and bylaws, as applicable, among other things, will (i) provide the Company’s board of directors with the ability to alter its bylaws without stockholder approval and (ii) provide that vacancies on the Company’s board of directors may be filled by a majority of directors in office, although less than a quorum.

Such provisions may have the effect of discouraging a third-party from acquiring the Company, even if doing so would be beneficial to its stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the Company’s board of directors and in the policies formulated by them, and to discourage some types of transactions that may involve an actual or threatened change in control of the Company. These provisions are designed to reduce the Company’s vulnerability to an unsolicited acquisition proposal and to discourage some tactics that may be used in proxy fights. The Company believes that the benefits of increased protection of its potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging such proposals because, among other things, negotiation of such proposals could result in an improvement of their terms. However, these provisions could have the effect of discouraging others from making tender offers for the Company’s shares that could result from actual or rumored takeover attempts. These provisions also may have the effect of preventing changes in the Company’s management.

WHERE YOU CAN FIND MORE INFORMATION

We filed with the Securities and Exchange Commission a registration statement on Form SB-2 under the Securities Act of 1933 for the shares of common stock in this offering. This prospectus does not contain all of the information in the registration statement and the exhibits and schedule that were filed with the registration statement. For further information with respect to us and our common stock, we refer you to the registration statement and the exhibits and schedule that were filed with the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedules that were filed with the registration statement may be inspected without charge at the Public Reference Room maintained by the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. Information regarding the operation of the Public Reference Room may be obtained by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC. The address of the site is www.sec.gov.

LEGAL MATTERS

Burton, Bartlett & Glogovac, in Reno, Nevada, will pass upon the validity of the shares of common stock offered by the prospectus for us.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

OF

SKINS INC. AND SUBSIDIARY

(A DEVELOPMENT STAGE COMPANY)

Page
Report of Independent Registered Public Accounting Firm	F-2
THREE MONTHS ENDED MARCH 31, 2007 AND 2006 (UNAUDITED) AND PERIOD FROM INCEPTION TO MARCH 31, 2007 (UNAUDITED)
Financial Statements:
Consolidated Balance Sheets as of March 31, 2007	F-3
Consolidated Statements of Operations for the Three Months ended March 31, 2007 and 2006 and the period from Inception (May 18, 2004) to March 31, 2007 (unaudited)	F-4
Consolidated Statements of Stockholders' Equity the period from Inception (May 18, 2004) to March 31, 2007 (unaudited)	F-5
Consolidated Statements of Cash Flows for the Three Months ended March 31, 2007 and 2006, and the period from Inception (May 18, 2004) to March 31, 2007 (unaudited)	F-6
Notes to Consolidated Financial Statements	F-7

YEARS ENDED DECEMBER 31, 2006 AND 2005 AND PERIOD FROM INCEPTION TO DECEMBER 31, 2006
Financial Statements:
Consolidated Balance Sheet as of December 31, 2006	F-18
Consolidated Statements of Operations for the years ended December 31, 2006 and 2005 and the period from Inception (May 18, 2004) to December 31, 2006	F-19
Consolidated Statements of Changes in Stockholders' Equity (Deficit) for the years ended December 31, 2006 and 2005 and the period from Inception (May 18, 2004) to December 31, 2006	F-20
Consolidated Statements of Cash Flows for the years ended December 31, 2006 and 2005 and the period from Inception (May 18, 2004) to December 31, 2006	F-21
Notes to Consolidated Financial Statements	F-22

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Skins Inc. and Subsidiary

We have audited the accompanying consolidated balance sheets of Skins Inc. and Subsidiary (a development stage company) as of December 31, 2006 and 2005, and the related consolidated statements of operations, stockholders' equity (deficiency) and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Skins Inc. and Subsidiary at December 31, 2006 and 2005, and the results of their operations and their cash flows for the year ended December 31, 2006 and 2005, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that Skins, Inc. and Subsidiary will continue as a going concern. As more fully described in Note 1, at December 31, 2006, the Company has no established source of revenues and has accumulated losses of $4,785,298 since inception. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

/s/ Mahoney Cohen & Company, CPA, P.C.

New York, New York
April 11, 2007

SKINS INC. AND SUBSIDIARY
(A Development Stage Company)

CONSOLIDATED BALANCE SHEET
(Unaudited)

March 31, 2007
ASSETS
Current assets
Cash and cash equivalents	$973,175
Inventory (Note 3)	68,521
Advance to vendor	161,090
Prepaid expenses	164,464
Total current assets	1,367,250

Property and equipment, net (Note 5)	5,456
Capitalized production molds (Note 6)	112,234
Patent costs (Note 7)	111,443
Total Assets	$1,596,383

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities
Accounts payable and accrued liabilities (Note 8)	$531,442
Liquidated damages	27,278
Total current liabilities	558,720

Commitment And Contingencies (Note 9)

Stockholders' Equity
Common Stock, $.001 par value; 436,373,650 shares authorized; 36,816,267 shares issued and outstanding at March 31, 2007	36,816
Additional paid in capital	6,877,439
Deficit accumulated in the development stage	(5,876,592)
Total Stockholders’ Equity	1,037,663
Total Liabilities & Stockholders' Equity	$1,596,383

The accompanying notes are an integral part of the consolidated financial statements.

SKINS INC. AND SUBSIDIARY
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended March 31,		Period from Inception (May 18, 2004) to March 31,
	2007	2006	2007
Operating expenses:

Design and development	$334,636	$34,289	$810,242

Selling, general and administrative	1,142,518	443,696	4,140,782

Total operating expenses	1,477,154	477,985	4,951,024

Operating Loss	(1,477,154)	(477,985)	(4,951,024)

Unrealized (loss) on derivative instruments	—	19,237	(1,306,754)
Liquidated Damages	—	—	(27,278)
Interest Income	10,002	1,268	37,872
Interest Expense	—	(931)	(5,266)

Net loss	$(1,467,152)	$(458,411)	$(6,252,450)

Basic and diluted loss per share	$(0.04)	$(0.02)

Weighted average number of common shares outstanding, basic and diluted	35,220,736	19,853,933

The accompanying notes are an integral part of the consolidated financial statements.

SKINS INC. AND SUBSIDIARY
(A Development Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIENCY)

	Common Stock		Additional Paid-in (deficit in)	Deficit Accumulated Total Development	Total Stockholders' Equity/
	Shares	Amounts	Capital	Stage	(Deficiency)
Transfer of net liabilities from a predecessor entity - May 18, 2004		$-	$(32,312)	$-	$(32,312)
Shares issued on June 1, 2004	954,513	955	9,045		10,000
Shares issued on July 2, 2004	954,513	955	9,045		10,000
Shares issued on August 4, 2004	1,909,026	1,909	18,091		20,000
Shares issued on August 10, 2004	1,909,026	1,909	18,091		20,000
Shares issued on December 1, 2004	8,338,484	8,338	79,162		87,500
Shares issued on December 30, 2004	144,077	144	1,356		1,500
Shares issued on December 31, 2004	3,818,053	3,818	36,182		40,000
Net Loss	-	-	-	(152,706)	(152,706)
Balances at December 31, 2004	18,027,692	18,028	138,660	(152,706)	3,982
-
Shares issued for services on October 20, 2005	1,376,308	1,376	(1,370)	-	6
Net Loss January 1, 2005 to October 20, 2005				(223,152)	(223,152)
Recapitalization of deficit upon merger of Skins Shoes, LLC into Skin Shoes, Inc. on October 20, 2005 (Note 1)			(375,858)	375,858	-
Net Loss Oct 21, 2005 to Dec 31, 2005		-	-	(309,162)	(309,162)
Balances at December 31, 2005	19,404,000	19,404	(238,568)	(309,162)	(528,326)

Reclassification of Share based liability Awards to equity Awards upon the re-Adoption of the 2005 Incentive Stock Plan on March 16, 2006	-	-	241,157	-	241,157
Skins Inc. net assets assumed - March 20, 2006	14,821,434	14,821	1,693,886		1,708,707
Conversion of convertible debenture - Common Stock - March 20, 2006	178,572	179	119,821		120,000
Shares issued for consulting services on April 3, 2006 (Note 5)	122,000	122	145,058		145,180
Share based Compensation, June 30, 2006			86,156		86,156
Share based Compensation, September 30, 2006			130,218		130,218
Reclassification of Derivative Liability as Form SB-2 became effective on October 10, 2006			1,890,600		1,890,600
Warrants Exercised December 5, 2006	30,000	30	29,970		30,000
Warrants Exercised December 8, 2006	120,000	120	119,880		120,000
Warrants Exercised December 11, 2006	320,000	320	319,680		320,000
Warrants Exercised December 12, 2006	115,715	116	115,599		115,715
Warrants Exercised December 14, 2006	119,000	119	118,881		119,000
Warrants Exercised December 15, 2006	274,000	274	273,726		274,000
Warrants Exercised December 19, 2006	363,476	363	363,113		363,476
Warrants Exercised December 21, 2006	238,572	238	238,334		238,572
Warrants Exercised December 22, 2006	100,000	100	99,900		100,000
Share based Compensation, December 31, 2006			356,240		356,240
Net Loss				(4,100,278)	(4,100,278)
Balances at December 31, 2006	36,206,769	36,206	6,103,651	(4,409,440)	1,730,417

Warrants Exercised January 5, 2007	100,000	100	99,900		100,000
Warrants Exercised January 6, 2007	11,904	12	11,882		11,894
Warrants Exercised January 10, 2007	100,000	100	99,900		100,000
Warrants Exercised January 25, 2007	200,000	200	199,800		200,000
Warrants Exercised February 7, 2007	59,524	60	59,464		59,524
Warrants Exercised February 26, 2007	138,070	138	137,906	-	138,044
Repurchase of options (Note 9)	-	-	(30,445)	-	(30,445)
Share based Compensation			195,381		195,381
Net Loss				(1,467,152)	(1,467,152)
Balances at March 31, 2007 (unaudited)	36,816,267	$36,816	$6,877,439	$(5,876,592)	$1,037,663

The accompanying notes are an integral part of the consolidated financial statements.

SKINS INC. AND SUBSIDIARY
(A Development Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended March 31,		Period from Inception (May 18, 2004) to March 31,
	2007	2006	2007
	(unaudited)	(unaudited)	(unaudited)
Cash flows used in operating activities:
Net loss from operations	$(1,467,152)	$(458,411)	$(6,252,450)

Adjustments to reconcile net loss from operations to net cash used in operating activities:
Depreciation	798	371	5,144
Amortization	1,481	817	9,144
Issuance of common stock for services	18,150	-	72,606
Share based compensation expense	195,381	133,400	1,009,152
Unrealized loss on derivative instruments	-	(19,237)	1,306,754
Changes in operating assets and liabilities:
Prepaid expenses	(17,355)	(34,793)	(90,792)
Advances to vendors	(161,090)	-	(161,090)
Inventory	(68,521)	-	(68,521)
Accounts payable and accrued expenses	253,847	177,268	515,625
Liquidated Damages	-	-	27,278
Net cash used in operating activities	(1,244,461)	(200,585)	(3,627,150)

Cash flows used in investing activities:
Purchases of molds	(112,234)	-	(112,234)
Purchase of property and equipment	-	-	(8,623)
Patent Costs	(4,073)	-	(112,136)
Net cash used in investing activities	(116,307)	-	(232,993)

Cash flows provided by financing activities:
Cash assumed in connection with Recapitalization	-	2,261,462	2,261,462
Related Party payments	-	(78,271)	(26,924)
Proceeds from issuance of Common Stock	609,462	-	2,479,225
Proceeds from note payable	-	-	150,000
Repurchase of options (Note 9)	(30,445)	-	(30,445)
Net cash provided by financing activities:	579,017	2,183,191	4,833,318

Net increase/(decrease) in cash and cash equivalents	(781,751)	1,982,606	973,175

Cash and cash equivalents at beginning of period	1,754,926	36,533	-

Cash and cash equivalents at end of period	$973,175	$2,019,139	$973,175

Supplemental Disclosure of Cash Flow Information
Cash paid during this period for:
Interest	$-	$931	$5,266

Supplemental Schedule of Non-Cash Investing and Financing Activities:
Net liabilities assumed from reverse acquisition on March 20, 2006, net of cash of $2,261,462	-	552,755	552,755
Conversion of convertible debenture, assumed from reverse acquisition, to common stock	-	120,000	120,000
Conversion of convertible debenture, assumed from reverse acquisition, to warrant liability	-	30,000	30,000
On May 18, 2004 the Company received Net Liabilities From a predecessor entity totaling	-	-	32,312
Transfer of deficit due to merger of Skin Shoes, LLC into Skin Shoes, Inc. on October 20, 2005	-	-	375,568
Issuance of Common Stock to consultants on April 3, 2006 for services to be provided for a two year term	-	-	145,180
Reclassification of share based liability awards to equity awards upon the re-adoption of the 2005 Incentive Stock Plan on March 16, 2006	-	241,157	241,157
Reclassification of derivative liability to equity upon the declaration of the SB-2 registration statement as effective.	-	-	1,890,600

The accompanying notes are an integral part of the consolidated financial statements.

NOTE 1: DESCRIPTION OF BUSINESS

Overview

Skins Inc. and subsidiary (“Company”), a Nevada corporation with its corporate office located in New York City, has designed and continues to develop a patented two-part, footwear structure consisting of an outer collapsible “Skin” and an inner orthopedic support section called the “Bone.” The design is intended to allow consumers to purchase one inner section, the Bone, and numerous outer Skins, resulting in multiple style variations from the same pair of shoes, with the same feel and fit despite which Skin is being worn. We intend to initially design, manufacture and market high quality men's and women's footwear and are finalizing the first Skins collection with an anticipated early Fall 2007 commercial launch.

On March 20, 2006 the Company as Logicom Inc. (“Logicom”), acquired all of the outstanding capital stock of Skins Footwear Inc. (formerly known as Skin Shoes, Inc.) (“Skins Footwear”). Skins Footwear thereupon became a wholly owned subsidiary of Logicom, and the former shareholders of Skins Footwear became our largest shareholders. The business of Skins Footwear became the only business of Logicom.

Logicom was incorporated in the State of Nevada on January 23, 2004. Logicom was in the development stage since its formation and it had not realized any revenues from its planned operations. Logicom originally intended to develop, market and support a voice interface software platform that would make the information and services of enterprises, telecommunications networks and the Internet accessible from telephone. Logicom's chief software designer resigned on July 4, 2005. Logicom entered into a share exchange agreement with all of the shareholders of Skins Footwear, a privately held development stage footwear company, on November 2, 2005.

Skins Footwear was originally organized on May 18, 2004 as a New Jersey limited liability company under the name Skin Shoes, LLC. On October 11, 2005, Skins Shoes, LLC created a Delaware corporation under the name Skin Shoes, Inc. as a wholly owned subsidiary and merged with and into Skin Shoes, Inc. on October 20,   2005, resulting in Skin Shoes, Inc. becoming the surviving Delaware corporation and the limited liability company ceasing to exist. The merger on October 20, 2005 was a conversion of a non-taxable entity to a taxable corporation, The deficit accumulated in the development stage on October 20, 2005 was treated as a return of capital to the members of Skin Shoes, LLC, which was then contributed to Skin Shoes, Inc., and as a result the accumulated deficit was reclassified to additional paid in capital at October 20, 2005 in the consolidated statements of stockholders' equity. On April 10, 2006, Logicom changed its corporate name to Skins Inc. (the “Company”) and Skins Shoes, Inc. changed its corporate name to Skins Footwear Inc. (“Skins Footwear”).

The acquisition of Skins Footwear by the Company on March 20, 2006 was accounted for as a recapitalization by the Company. The recapitalization was the merger of a private operating company (Skins Footwear) into a non-operating public shell corporation (the Company) with nominal net assets and as such is treated as a capital transaction, rather than a business combination. As a result no Goodwill is recorded. The transaction is the equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation. The pre acquisition financial statements of Skins Footwear are treated as the historical financial statements of the consolidated companies. The financial statements presented reflect the change in capitalization for all periods presented, therefore the capital structure of the consolidated enterprise, being the capital structure of the legal parent, is different from that appearing in the financial statements of Skins Shoes, LLC and Skins Shoes, Inc. in earlier periods due to the recapitalization.

Development Stage

The Company is in the development stage. Since its formation the Company has not realized any revenues from its planned operations. The Company intends to design, manufacture and market high quality men's and women's footwear. The Company's primary activities since incorporation have been conducting research and development, performing business, strategic and financial planning, and raising capital. The deficit accumulated in the development stage presented on the consolidated balance sheet on March 31, 2007 will not agree with the total loss from May 18, 2004 (inception date) to March 31, 2007 due to the treatment of the merger of the non-taxable entity to a taxable corporation on October 20, 2005 described in paragraph four of Note 1, Description of Business, Overview.

Going Concern

The financial statements have been prepared using accounting principles generally accepted in the United States of America applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. As of March 31, 2007, the Company had no established source of revenues and has accumulated losses of $6,252,450 since its inception. Its ability to continue as a going concern is dependent upon achieving production or sale of goods, the ability of the Company to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due and upon profitable operations. The outcome of these matters cannot be predicted with any certainty at this time and raise substantial doubt that the Company will be able to continue as a going concern. These unaudited consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

Management is presently producing its product and plans to sell the product to retail stores and chains throughout the United States. In addition the Company has a factor financing facility in place and will also continue to raise additional capital through private equity placements. As of May 21, 2007 the Company sold a total of 4,000,000 units in a private offering for aggregate proceeds of $3,000,000 (See Note 11).

NOTE 2: CONDENSED PRESENTATION

The accompanying consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and in accordance with the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

In the opinion of management, these financial statements contain all material adjustments, consisting only of normal recurring adjustments necessary to present fairly the financial condition, results of operations, and cash flows of the Company for the interim periods presented.

The results for the three months ended March 31, 2007 are not necessarily indicative of the results of operations for the full year. These financial statements should be read in conjunction with the summary of accounting policies and the notes to consolidated financial statements for the year ended December 31,2006 included in our annual report on Form 10-KSB.

NOTE 3: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Skins Footwear. All significant inter-company transactions and balances have been eliminated in consolidation.

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents.

Use of Estimates

 The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company files an income tax return in the U.S. federal jurisdiction and New York. Tax returns for the years 2005 through 2006 remain open for examination in various tax jurisdictions in which it operates. The Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes-An Interpretation of FASB Statement No. 109, Accounting for Income Taxes” (“FIN 48”), on January 1, 2007. As a result of the implementation of FIN 48, the Company recognized no material adjustment in the liability for unrecognized income tax benefits. At the adoption date of January 1, 2007, and at March 31, 2007, there were no unrecognized tax benefits. Interest and penalties related to uncertain tax positions will be recognized in income tax expense. As of March 31, 2007, no interest and penalties related to uncertain tax positions had been accrued.

Share Based Compensation

The Company accounts for its stock-based employee compensation arrangements under SFAS No. 123 (revised 2004), "Share Based Payment" ("SFAS No. 123R"), which requires companies to recognize the cost of employee services received in exchange for awards of equity instruments, based on the grant date fair value of those awards, in the financial statements

Recently Issued Accounting Pronouncements

In September 2006 the FASB issued Statement No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measures. SFAS 157 is effective for fiscal years beginning after November 15, 2007, with early adoption encouraged. The provisions of SFAS 157 are to be applied on a prospective basis, with the exception of certain financial instruments for which retrospective application is required. The adoption of SFAS 157 is not expected to materially affect the Company’s financial position or results of operations.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115." SFAS 159 permits entities to choose to measure eligible items at fair value at specified election dates. Unrealized gains and losses on items for which the fair value option has been elected are reported in earnings at each subsequent reporting date. The fair value option (i) may be applied instrument by instrument, with certain exceptions, (ii) is irrevocable (unless a new election date occurs) and (iii) is applied only to entire instruments and not to portions of instruments. SFAS 159 is effective for the Company on January 1, 2008 and is not expected to have a significant impact on the Company's financial statement.

Net Loss per Common Share

Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. For each the three-month periods ended March 31, 2007 and 2006, the Company had 1,404,000 common shares held in escrow, respectively. The escrow amounts for all periods prior the to March 20, 2006 transaction are shown retroactively based on the recapitalization of the Company . The shares held in escrow are excluded from the weighted average common share calculation at each date because all the necessary conditions for the release of the escrow shares have not been satisfied .

Diluted net loss per share is computed by dividing the net loss by the weighted average number of common and common equivalent shares outstanding during the period. Basic and diluted net loss per share are the same.

	Three Months ended
	March 31,
	2007	2006
	(Unaudited)	(Unaudited)
Numerator:
Net loss - basic and diluted	$(1,467,152)	$(458,411)

Denominator:
Weighted average shares - basic	35,220,736	19,853,933

Effect of dilutive stock options and warrants	—	—

Denominator for diluted earnings per share	35,220,736	19,853,933
Loss per share
Basic and Diluted	$(0.04)	$(0.02)

At March 31, 2007 and 2006 the Company’s stock options outstanding totaled 3,009,375 and 2,109,375, respectively. In addition, at March 31, 2007 and 2006 the Company’s warrants outstanding were 707,939 and 3,000,000, respectively. Inclusion of the Company’s options and warrants in diluted loss per share for the three months ended March 31, 2007 and 2006 have an anti-dilutive effect because the Company incurred a loss from continuing operations.

NOTE 4: INVENTORY

Inventory at March 31, 2007 consisted entirely of raw materials located at the Company’s independently contracted production factory. Inventory is stated at the lower of cost (first-in, first-out) or market.

NOTE 5: PROPERTY AND EQUIPMENT, NET

           Property and equipment, net at March 31, 2007 (unaudited) consist of the following:

Sewing equipment	$1,882
Office equipment	1,184
Computer equipment	7,535
10,601
Less accumulated depreciation	5,145

$5,456

Depreciation expense related to property and equipment was $798 and $371 for the three months ended March 31, 2007 and 2006, respectively.

NOTE 6: CAPITALIZED PRODUCTION MOLDS

No amortization of production molds is included in the 2007 consolidated statement of operations as they were not placed in service as of March 31, 2007. The molds, which were purchased during the three months ended March 31, 2007 will be amortized on a straight line basis between 2-3 years.

NOTE 7: PATENT COSTS

The Company periodically evaluates the recoverability of unamortized patents and will write off the unamortized value if it is determined they no longer have value. Patent costs as of March 31, 2007 (unaudited) consists of:

Patent costs	$120,587

Less accumulated amortization	9,144

$111,443

Amortization expense related to patents was $1,481 and $817 for the three months ended March 31, 2007 and March 31, 2006, respectively. The estimated aggregate amortization expense for the next five years ending December 31 is estimated to be approximately $6,000 for each year.

NOTE 8: ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

           Accounts payable and accrued liabilities consist of the following:

March 31, 2007
(unaudited)
Trade payables	$432,844
Executive separation agreement (a)	64,720
Other accrued liabilities	33,878

$531,442

(a) The Company's Vice President of Finance and Operations (“VP”) offered his resignation to the Company, which was accepted by the Company, in March 2007. The Company agreed to pay the VP a total of $216,000 including a bonus for the current fiscal year, buy-out of all of his stock options, one month’s vacation, and four month’s compensation, the latter becoming effective upon his completion of services to the Company on April 30, 2007. The liability above represents the accrued portion of the total obligation as of March 31, 2007 less amounts paid to date.

NOTE 9: COMMITMENTS AND CONTINGENCIES

On November 7, 2006 the Company entered into a factoring agreement with FCC, LLC (First Capital) through October 31, 2008. The agreement provides for the Company to sell its credit-approved accounts receivable to First Capital without recourse as to bad debts but with recourse as to all future customer claims. First Capital will provide cash advances to the Company in an amount equal to 85% of the value of the assigned accounts receivable, as defined. In addition First Capital will make cash advances to the Company against the value of the Company's future finished goods inventory , up to a maximum of $500,000. The unpaid advances will bear interest at the greater of 6% or 1% above the prime rate. Upon commencement of factoring, the Company's obligation to First Capital will be secured by all of its tangible and intangible assets. The Company has the right to terminate the agreement prior to its expiration term, for a maximum fee payable of $24,000.

On the closing of the Share Exchange Agreement, the Company entered into an Employment Agreement with the Company's President and Chief Executive Officer. The duration of the employment agreement is three years unless terminated earlier pursuant to the terms and conditions of the agreement. The agreement provides for a base salary of $150,000 per year and an annual incentive bonus of up to 50% of the base salary based on annual volume and net profit of our company. Pursuant to the terms of the employment agreement, the Company's President will not disclose to any third party any confidential information or trade secrets of the company during and after the term of the employment agreement. In addition, the Company's President agreed not to solicit away any customers or employees of our company during the term of the employment agreement and one year after the termination of his employment. The Company's President also agreed not to compete, either directly or indirectly, with the business of our company in the United States for a period of one year from the termination of his employment with us. The Company also paid approximately $20,000 to cover moving and relocation expenses for its President and his family. As of January 1, 2007, the Company raised the Company's President base salary to $175,000 per year.

NOTE 10: STOCK OPTIONS

In October 2005, Skins Footwear's Board of Directors approved the 2005 Incentive Plan (the “2005 Plan”). The 2005 Plan provides that the following types of awards may be granted under the 2005 Plan: stock appreciation rights (“SARs”); incentive stock options (“ISOs”); non-qualified stock options (“NQSOs”); restricted stock awards; unrestricted stock awards; and performance share awards which entitle recipients to acquire shares upon the attainment of specified performance goals, stock units and other stock-based awards, short-term cash incentive awards or any other award. Under the 2005 Plan, awards may be granted with respect to a maximum of 3,375,000 shares of Skins Footwear's common stock, subject to adjustment in connection with certain events such as a stock split, merger or other recapitalization of the Company.

On October 24, 2005 Skins Footwear granted the following individuals options under the 2005 Plan:

•	Two board members were granted 421,875 options each at an exercise price of $0.80 that vest ratably over a 36-month period.

•	Two consultants were granted 421,875 options each at an exercise price of $0.80 a share that vests ratably over a 36-month period.

•	One consultant was granted 421,875 options at an exercise price of $0.80 that vested immediately for finder fee services.

As part of the Share Exchange Agreement dated November 2, 2005, the Company assumed Skins Footwear 's 2005 Incentive Plan.

The awards granted to the two board members were treated as liability awards upon the grant on October 24, 2005. The treatment of the awards as liability was due to insufficient number of authorized shares at the time of issuance. The Company used the intrinsic value method to determine compensation on these liability awards.

March 16, 2006 Replacement Option Grants

On March 16, 2006 as a result of the granting of options in excess of the authorized shares allowed, Skins Footwear canceled and re-adopted its 2005 Incentive Stock Plan. In connection thereof Skins Footwear increased its authorized shares to 4,000,000. Additionally, all options granted under the original plan were canceled and re-granted in accordance with the terms of the re-adopted 2005 Incentive Stock Option Plan.

The replacement options to the two board members were treated as replacement equity awards. On the date of replacement the Company calculated the fair value (calculated method) of the replacement options using a Black-Scholes option valuation model that uses the assumptions noted in the following table. At the time of the replacement of the options the Company was non-public and calculated its expected volatility based on the calculated method using the Dow Jones US Footwear Index. The Company elected to use the calculated method because it did not have a trading history for its stock and it was a development stage company. The Company chose the Dow Jones US Footwear Index because it represents an industry index closest to which the Company operates. The Company estimates option exercise and employee termination within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

Expected volatility	17.30%

Expected dividends	0

Expected Term (Years)	3

Risk free interest rate	4.70%

The total incremental compensation expense from the cancellation and replacement of the awards was $196,763, which is expected to be recognized over a period of 32 months from March 16, 2006. For the three months ended March 31, 2007 the Company recorded compensation expense of $18,446, related to the replacement option grants to the board members.

•
The 421,875 options granted to two-consultants that vest over a 36-month period were granted for services not yet rendered. The Company used the provisions of FAS 123(R) and EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services to account for the compensation expense associated with these grants. The Company measured the compensation associated with these grants based on the fair value of the equity instruments issued. There is no measurement date to calculate the fair value of the options at the date of grant because the performance commitment had not yet occurred (there are no sufficiently large disincentives for non-performance) and the performance by the two consultants was not complete. The Company calculated the expense at each reporting period based upon fair value of the options that vested during the reporting period using the fair value on the reporting date. Fair value was calculated using the Black-Scholes model. The options were treated as liability awards upon the original grant because the Company did not have a sufficient number of authorized shares. The options became equity awards on the date they were cancelled and re-granted. For the three months ended March 31, 2007, the Company recorded compensation expense of $92,377.

•
The remaining 421,875 options were granted to a non-employee for services that had already been provided. The Company used the provisions of EITF-00-19 to account for these options. At the grant date and at December 31, 2005, the Company treated the option grant as liability award because it did not have enough authorized shares to settle the contract in equity. Therefore, these options were recorded at fair value as a liability at December 31, 2005. The fair value of the options was calculated using the Black-Scholes model at December 31, 2005. On March 16, 2006 the Company increased its authorization of Common Stock therefore alleviating the potential liability. The Company recorded the fair value of the options using a Black-Scholes model as of March 16, 2006 and reclassified the total remaining liability from these awards to additional paid in capital.

The fair value of the options granted to consultants were calculated using the Black-Scholes option valuation model with the following assumptions at the applicable dates noted:

March 31, 2007
Expected volatility	94.45%
Expected dividends	None
Expected term (in years)	3.5
Risk-free interest rate	4.51%

2006 Option Grants.

On May 15, 2006 the Company granted 150,000 options to the Vice President of Sales. The options vest quarterly beginning three months after the grant at 12,500 per quarter and have an exercise price of $1.10. The options expire on May 15, 2011.

On June 19, 2006 the Company granted 150,000 options to the Vice President of Finance and Operations. The options vest quarterly beginning three months after the grant at 12,500 per quarter and have an exercise price of $1.19. In March 2007 the Company cancelled all of these options in exchange for a cash payment to this Vice President of $88,500. See Note 8.

For the three months ended March 31, 2007, the Company recorded a total compensation expense of $67,190 related to the Former Vice President's June 19, 2006 option grant. Total compensation was made up of the $9,135 service period expense for the quarter and the $58,055 from the unrecognized compensation that effectively vests upon repurchase of the options. The $30,445 cost in excess of the repurchase amount is the difference between the $88,500 total cash paid less the unrecognized cost of $58,055 and is recognized as a charge to additional paid in capital.

The total compensation expense related to the non-vested options on these awards at March 31, 2007 is $64,731. For the three months ended March 31, 2007, the Company recorded compensation expense of $16,593 related to these grants.

On May 9, 2006 the Company granted 300,000 options to a consultant at an exercise price of $1.06. The options vest quarterly beginning three months from the date of the agreement and expire on May 9, 2008. The Company used the provisions of FAS 123(R) and EITF 96-18 to account for the compensation expense associated with this grant. The Company will measure the compensation associated with this grant based on the fair value of the equity instrument. There is no measurement date to calculate the fair value of this grant at the date of grant because the performance commitment had not yet occurred and the performance by the consultant was not complete. The Company will calculate the expense at each reporting period based on the fair value of the options that will vest during the reporting period. For the three months ended March 31, 2007, the Company recorded compensation expense of $67,965.

On October 12, 2006 the Company granted 375,000 options to a consultant. 175,000 options vest immediately with the remaining 175,000 vesting annually over a three-year period with the first vesting occurring one year after the year of grant. In addition, the Company granted three other consultants a total of 80,000 options that vest annually over a three-year period with the first vesting occurring one year after the year of grant. The 455,000 options were granted for services not yet occurred. The Company used the provisions of FAS 123(R) and EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services to account for the compensation expense associated with these grants. The Company measured the compensation associated with these grants based on the fair value of the equity instruments issued. There is no measurement date to calculate the fair value of the options at the date of grant because the performance commitment had not yet occurred (there are no sufficiently large disincentives for non-performance) and the performance by the consultants were not complete. The Company will calculate the expense at each reporting period based upon fair value of the options that vested during the reporting period using the fair value on the reporting date. At March 31, 2007 no options under this grant had vested, therefore no expense had been incurred.

2007 Option Grants

On March 14, 2007 the Company granted 20,000 options to an employee of the Company. The options vest on an annual basis over three years, with the first one-third vesting on the one year anniversary of the grant and have an exercise price of $1.63. The options expire on March 14, 2012.

The fair value of the options granted to consultants and the March 14, 2007 option grant was calculated using the Black-Scholes option valuation model with the following assumptions:

	May 9, 2006 Consultant Grant	March 14, 2007 Option Grant
Expected volatility	98.06%	94.45%
Expected dividends	None	None
Expected term (in years)	4.25	3.00
Risk-free interest rate	1.36%	4.51%

A summary of option activity under the 2005 Plan as of March 31, 2007 and changes during the three months then ended is presented below:

	Shares	Weighted Average Exercise Price	Weighted - Average Remaining Contractual Term	Aggregate Intrinsic Value
Options
Outstanding, January 1, 2007	3,139,375	$0.91
Granted	20,000	1.63
Cancelled	(150,000)	1.19
Outstanding, March 31, 2007	3,009,375	$0.89	3.52	$—

Exercisable, March 31, 2007	1,531,251	$0.88	3.62	$—

A summary of the status of the Company's non-vested shares as of March 31, 2007, and changes during the three months ended March 31, 2007, is presented below:

	Shares	Weighted- Average Grant-Date Fair Value
Non-vested Shares
Non-vested, January 1, 2007	1,786,248	$0.42
Granted	20,000	1.01
Cancelled	(112,500)	(0.73)
Vested	(215,624)	0.35
Non-vested, March 31, 2007	1,478,124	$0.43

NOTE 11: SUBSEQUENT EVENT

Chief Operating Officer Employment Agreement

On April 13, 2007, the Company entered into an employment agreement with Mr. Pavan to serve as its Chief Operating Officer and Executive Vice President. Pursuant to the terms of the Agreement, the Company will employ Mr. Pavan for three years with successive one year automatic renewals unless either party provides 180 days advance notice of intent not to renew and the Company will pay Mr. Pavan an annual base salary of $225,000 with a cash bonus of up to 50% of the base salary at the discretion of the Board of Directors. Mr. Pavan is also eligible to receive up to $4,000 as a one time benefit in connection with the fees incurred in connection with the Agreement, paid vacation, and other benefits made available by us to its executives, including a Company-owned or leased automobile. Furthermore, the Company granted Mr. Pavan 500,000 stock options pursuant to the company’s 2005 Incentive Plan at a strike price of $1.25, to encourage him to provide long-term services to the Company and to encourage greater productivity and efficiency. The 500,000 stock options will vest over a three year period in equal 1/6 portions semi-annually. The stock options as of the date of grant have a fair value of approximately $390,000, which shall be expensed as compensation in the Company’s consolidated statements of operations ratably over a 36 month service period. Upon a change of control of the Company, all options outstanding that have not previously vested or terminated will be immediately and fully vested and exercisable upon the date of the change of control.

Office Lease

On May 4, 2007, the Company entered into an agreement to lease new corporate office space effective June 1, 2007. The agreement requires the Company to pay approximately $75,000 through May 31, 2008, but the Company may terminate this agreement and vacate the premise upon 60 day written notification.

Private Placement

On May 21, 2007, the Company sold a total of 4,000,000 units and raised an aggregate of $3,000,000 in a private offering. Each unit consists of one share of common stock of the Company and one share purchase warrant exercisable at an exercise price of $1.00 per share at any time upon election of the holder during the 30 month period following the offering. The Company agreed to register the shares of common stock and the shares of common stock underlying the warrants on a registration statement that must be filed with the Securities and Exchange Commission within 30 days after the closing of the offering.

SKINS INC. AND SUBSIDIARY
(A Development Stage Company)

CONSOLIDATED BALANCE SHEETS

	December 31, 2006	December 31, 2005

ASSETS
Current assets
Cash and cash equivalents	$1,754,926	$36,533
Prepaid expenses	165,258	-
Total current assets	1,920,184	36,533

Property and equipment, net (Note 3)	6,255	3,553
Patent costs, net (Note 4)	108,851	61,224
Total Assets	$2,035,290	$101,310

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIENCY)
Current liabilities
Accounts payable and accrued liabilities	277,595	263,188
Liquidated damages payable	27,278	-
Note Payable (Note 7)	-	150,000
Related party payable	-	80,351
Derivative liability	-	22,191
Share based compensation liability	-	113,906
Total current liabilities	304,873	629,636

Commitments and Contingencies (Note 6)

Stockholders' Equity (Deficiency)
Common Stock, $.001 par value; 436,373,650 shares authorized; 36,206,769 and 19,404,000 shares issued and outstanding at December 31, 2006 and 2005, respectively (Note 1)	36,206	19,404
Additional paid in (deficit in) capital	6,103,651	(238,568)

Deficit accumulated in the development stage	(4,409,440)	(309,162)
Total stockholders' equity (deficiency)	1,730,417	(528,326)

Total Liabilities & Stockholders' Equity (Deficiency)	$2,035,290	$101,310

The accompanying notes are an integral part of the financial statements.

SKINS INC. AND SUBSIDIARY
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31, 2006	Year Ended December 31, 2005	Period from Inception (May 18, 2004) to December 31, 2006

Operating expenses:

Design and development	$336,815	$93,892	$475,606

Selling, general and administrative	2,478,561	412,409	2,998,264

Total operating expenses	2,815,376	506,301	3,473,870

Operating Loss	(2,815,376)	(506,301)	(3,473,870)

Unrealized (loss) on derivative instruments	(1,284,563)	(22,191)	(1,306,754)
Liquidated damages	(27,278)	-	(27,278)
Interest Income	27,870	-	27,870
Interest Expense	(931)	(3,822)	(5,266)

Net loss	$(4,100,278)	$(532,314)	$(4,785,298)

Basic and diluted loss per share	$(0.14)	$(0.03)

Weighted average number of common shares outstanding, basic and diluted	29,948,876	16,975,816

The accompanying notes are an integral part of the financial statements.

SKINS INC. AND SUBSIDIARY
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY (DEFICIENCY)

	Common Stock		Additional Paid-in (deficit in)	Deficit Accumulated Total Development	Total Stockholders' Equity/
	Shares	Amounts	Capital	Stage	(Deficiency)

Transfer of net liabilities from a predecessor entity - May 18, 2004		$-	$(32,312)	$-	$(32,312)
Shares issued on June 1, 2004	954,513	955	9,045		10,000
Shares issued on July 2, 2004	954,513	955	9,045		10,000
Shares issued on August 4, 2004	1,909,026	1,909	18,091		20,000
Shares issued on August 10, 2004	1,909,026	1,909	18,091		20,000
Shares issued on December 1, 2004	8,338,484	8,338	79,162		87,500
Shares issued on December 30, 2004	144,077	144	1,356		1,500
Shares issued on December 31, 2004	3,818,053	3,818	36,182		40,000
Net Loss		-	-	(152,706)	(152,706)

Balances at December 31, 2004	18,027,692	18,028	138,660	(152,706)	3,982

Shares issued for services on October 20, 2005	1,376,308	1,376	(1,370)	-	6
Net Loss January 1, 2005 to October 20, 2005				(223,152)	(223,152)
Recapitalization of deficit upon merger of Skins Shoes, LLC into Skin Shoes, Inc. on October 20, 2005 (Note 1)			(375,858)	375,858	-
Net Loss Oct 21, 2005 to Dec 31, 2005		-	-	(309,162)	(309,162)

Balances at December 31, 2005 (as restated, see Note 11)	19,404,000	19,404	(238,568)	(309,162)	(528,326)

Reclassification of Share based liability Awards to equity Awards upon the re-Adoption of the 2005 Incentive Stock Plan on March 16, 2006	-	-	241,157	-	241,157
Skins Inc. net assets assumed - March 20, 2006	14,821,434	14,821	1,693,886		1,708,707
Conversion of convertible debenture - Common Stock - March 20, 2006	178,572	179	119,821		120,000
Shares issued for consulting services on April 3, 2006 (Note 5)	122,000	122	145,058		145,180
Share based Compensation, June 30, 2006			86,156		86,156
Share based Compensation, September 30, 2006			130,218		130,218
Reclassification of Derivative Liability as Form SB-2 became effective on October 10, 2006			1,890,600		1,890,600
Warrants Exercised December 5, 2006	30,000	30	29,970		30,000
Warrants Exercised December 8, 2006	120,000	120	119,880		120,000
Warrants Exercised December 11, 2006	320,000	320	319,680		320,000
Warrants Exercised December 12, 2006	115,715	116	115,599		115,715
Warrants Exercised December 14, 2006	119,000	119	118,881		119,000
Warrants Exercised December 15, 2006	274,000	274	273,726		274,000
Warrants Exercised December 19, 2006	363,476	363	363,113		363,476
Warrants Exercised December 21, 2006	238,572	238	238,334		238,572
Warrants Exercised December 22, 2006	100,000	100	99,900		100,000
Share based Compensation, December 31, 2006			356,240		356,240
Net Loss				(4,100,278)	(4,100,278)
Balances at December 31, 2006	36,206,769	$36,206	$6,103,651	$(4,409,440)	$1,730,417

The accompanying notes are an integral part of the financial statements.

SKINS INC. AND SUBSIDIARY
(A Development Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31, 2006	Year Ended December 31, 2005	Period from Inception (May 18, 2004) to December 31, 2006

Cash flows used in operating activities:
Net loss	$(4,100,278)	$(532,314)	$(4,785,298)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	2,423	1,484	4,346
Amortization	4,205	2,483	7,663
Issuance of common stock for services	54,450	6	54,456
Share based compensation expense	699,865	113,906	813,771
Unrealized loss on derivative instruments	1,284,563	22,191	1,306,754
Changes in operating assets and liabilities:
Prepaid expenses	(73,437)	-	(73,437)
Accounts payable and accrued expenses	14,407	215,223	261,778
Liquidated damages payable	27,278	-	27,278

Net cash used in operating activities	(2,086,524)	(177,021)	(2,382,689)
Cash flows used in investing activities:
Purchases of property and equipment	(5,125)	-	(8,623)
Patent Costs	(51,832)	(31,887)	(108,063)
Net cash used in investing activities	(56,957)	(31,887)	(116,686)

Cash flows provided by financing activities:
Cash assumed in connection with Recapitalization	2,261,462	-	2,261,462
Related party proceeds (payments)	(80,351)	74,459	(26,924)
Proceeds from issuance of Common Stock	1,680,763	-	1,869,763
Proceeds from note payable	-	150,000	150,000

Net cash provided by financing activities:	3,861,874	224,459	4,254,301

Net increase in cash and cash equivalents	1,718,393	15,551	1,754,926

Cash and cash equivalents at beginning of period	36,533	20,982	-

Cash and cash equivalents at end of period	$1,754,926	$36,533	$1,754,926

Supplemental Schedule of Non-Cash Investing and Financing Activities: (continued)

Net liabilities assumed from recapitalization on March 20, 2006, net of cash of $2,261,462	$552,755	$-	$552,755

Conversion of convertible debenture, assumed from reverse acquisition, to common stock	$120,000	$-	$120,000

Conversion of convertible debenture, assumed from reverse acquisition, to warrant liability	$30,000	$-	$30,000

Transfer of deficit due to merger of Skin Shoes, LLC into Skin Shoes, Inc. on October 20, 2005	$-	$375,568	$375,568

Issuance of Common Stock to Consultants on April 3, 2006 for Services to be provided for a two year term	$145,180	$-	$45,180
Reclassification of derivative liability to equity upon the declaration of the Form SB-2 registration statement as effective	$1,890,600	$-	$1,890,600

The accompanying notes are an integral part of the financial statements.

NOTE 1: DESCRIPTION OF BUSINESS

Basis of presentation, organization and other matters

On March 20, 2006 Logicom Inc. (“Logicom”), acquired all of the outstanding capital stock of Skins Footwear Inc. (formerly known as Skin Shoes, Inc.) (“Skins Footwear”). Skins Footwear thereupon became a wholly owned subsidiary of Logicom. The business of Skins Footwear is the only business of Logicom.

Logicom was incorporated in the State of Nevada on January 23, 2004. Logicom was in the development stage since its formation and it had not realized any revenues from its planned operations. Logicom originally intended to develop, market and support a voice interface software platform that would make the information and services of enterprises, telecommunications networks and the Internet accessible from telephone. Logicom's chief software designer resigned on July 4, 2005. Logicom entered into a share exchange agreement with all of the shareholders of Skins Footwear, a privately held development stage footwear company, on November 2, 2005.

Skins Footwear was originally organized on May 18, 2004 as a New Jersey limited liability company under the name Skin Shoes, LLC. On October 11, 2005, Skins Shoes, LLC created a Delaware corporation under the name Skin Shoes, Inc. as a wholly owned subsidiary and merged with and into Skin Shoes, Inc. on October 20,  2005, resulting in Skin Shoes, Inc. becoming the surviving Delaware corporation and the limited liability company ceasing to exist. The merger on October 20, 2005 was a conversion of a non-taxable entity to a taxable corporation, The deficit accumulated in the development stage on October 20, 2005 was treated as a return of capital to the members of Skin Shoes, LLC, which was then contributed to Skin Shoes, Inc., and as a result the accumulated deficit was reclassified to additional paid in capital at October 20, 2005 in the consolidated statements of stockholders' equity.

On April 10, 2006, Logicom changed its corporate name to Skins Inc. (the “Company”) and Skins Shoes, Inc. changed its corporate name to Skins Footwear Inc. (“Skins Footwear”).

The acquisition of Skins Footwear by the Company on March 20, 2006 was accounted for as a recapitalization by the Company. The recapitalization was the merger of a private operating company (Skins Footwear) into a non-operating public shell corporation (the Company) with nominal net assets and as such is treated as a capital transaction, rather than a business combination. As a result no Goodwill is recorded. The transaction is the equivalent to the issuance of stock by the private company for the net monetary assets of the shell corporation. The pre acquisition financial statements of Skins Footwear are treated as the historical financial statements of the consolidated companies. The financial statements presented reflect the change in capitalization for all periods presented, therefore the capital structure of the consolidated enterprise, being the capital structure of the legal parent, is different from that appearing in the financial statements of Skins Shoes, LLC and Skins Shoes, Inc. in earlier periods due to the recapitalization.

Development Stage Company

The Company is in the development stage. Since its formation the Company has not realized any revenues from its planned operations. The Company intends to design, manufacture and market high quality men's and women's footwear. The Company's primary activities since incorporation have been conducting research and development, performing business, strategic and financial planning, and raising capital. The deficit accumulated in the development stage presented on the consolidated balance sheet on December 31, 2006 will not agree with the total loss from May 18, 2004 (inception date) to December 31, 2006 due to the treatment of the merger of the non-taxable entity to a taxable corporation on October 20, 2005 described in paragraph three of Note 1, basis of presentation, organization and other matters.

Going Concern

The financial statements have been prepared using accounting principles generally accepted in the United States of America applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. As of December 31, 2006, the Company has no established source of revenues and has accumulated losses of $4,785,298 since its commencement. Its ability to continue as a going concern is dependent upon achieving production or sale of goods, the ability of the Company to obtain the necessary financing to meet its obligations and pay its liabilities arising from normal business operations when they come due and upon profitable operations. The outcome of these matters cannot be predicted with any certainty at this time and raise substantial doubt that the Company will be able to continue as a going concern. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

The Company intends to overcome the circumstances that impact its ability to remain a going concern through a combination of the commencement of revenues, with interim cash flow deficiencies being addressed through additional equity and debt financing. The Company's ability to obtain additional funding will determine its ability to continue as a going concern. There can be no assurances that these plans for additional financing will be successful. Failure to secure additional financing in a timely manner and on favorable terms if and when needed in the future could have a material adverse effect on the Company's financial performance, results of operations and stock price and require the Company to implement cost reduction initiatives and curtail operations. Furthermore, additional equity financing may be dilutive to the holders of the Company's common stock, and debt financing, if available, may involve restrictive covenants, and may require the Company to relinquish valuable rights.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Skins Footwear. All significant inter-company transactions and balances have been eliminated in consolidation.

Concentration of Credit Risk

The Company maintains cash balances at various financial institutions. At various times throughout the years, the Company's cash balances exceeded FDIC insurance limits.

Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents.

Property and Equipment

        Equipment is stated at cost, less accumulated depreciation, which is calculated using the straight-line method over the estimated useful lives of the respective assets, ranging between three and five years.

Patent Costs

     Costs associated with the development and filing of patent applications are capitalized and amortized over the useful life of 20 years, using the straight-line method.

Design and Development

      Costs to develop the Company's products are expensed as incurred in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 2,“Accounting for Research and Development Costs.” These costs include research, related overhead expenses, including salaries and other personnel related expenses, travel costs, supplies and depreciation of equipment.

Use of Estimates

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Estimated Fair Value of Financial Instruments

       The Company's financial instruments include cash, accounts payable and liquidated damages payable. Management believes the estimated fair value of cash, accounts payable and liquidated damages payable at December 31, 2006 approximate their carrying value as reflected in the balance sheets due to the short-term nature of these instruments

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. At December 31, 2006 and 2005, the Company had a full valuation allowance against its deferred tax assets.

Stock Options

 The Company has elected to adopt the intrinsic-value method of accounting for liability awards and the fair value (calculated) method for equity awards issued to employees under SFAS No. 123 (R), “Share Based Payment” that were granted prior to the Company becoming a public company. The Company uses the fair value method for all liability and equity awards after it became a public company.

Derivative Instruments

In accordance with the Emerging Issues Task Force (EITF) 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company's Own Stock, the Company records a liability for the derivative instrument that results due to the number of potential common stock shares plus outstanding shares that exceed the number of authorized common stock shares. At each balance sheet date, the liability for these potential excess shares is adjusted to fair value with the change being recorded as a gain or loss on the statement of operations. At December 31, 2005, the Company had 1,000 common authorized shares and had 515,725 of outstanding shares plus potential shares from the exercise of options that had vested. The 514,725 excess potential shares were attributed to the option grants that had vested. The Company calculated the fair value of these potential shares using the Black-Scholes model and recorded a derivative liability of $22,191 at December 31, 2005. The liability booked was net of the derivative recorded for the options granted to non-employees where services were provided (Note 9) because the options used in that calculation are also part of the derivative calculation for the shares and potential shares over the authorized share amount. On March 16, 2006 the Company increased its authorization of common stock and cured this liability. At March 16, 2006, the Company reversed out the liability through a charge to unrealized gains on derivative instruments.

In accordance with EITF 00-19, the Company recorded a liability for the derivative instruments that result from the liquidated damages provision it had with stockholders who also held warrants to purchase common stock in accordance with the Share Exchange Agreement. At each balance sheet date after the March 20, 2006 Share Exchange Close, a liability was calculated for 3,000,000 warrants subject to the liquidated damages provision. On March 20, 2006, 2,821,428 of the 3,000,000 warrants were granted upon the close of the private placement which occurred immediately prior to the close of the share exchange transaction (Note 8). The Company assumed a derivative liability of $553,846 which was reflected in the net assets assumed on the Company's Statement of Shareholder Equity (Deficit). The change in the value of the derivative liability from March 20, 2006 to October 10, 2006 was recorded in the Statement of Operations. The remaining 178,572 warrants were granted in conjunction with the conversion of the convertible debenture. The Company calculated a fair value of $30,000 for the 178,572 warrants issued upon conversion of the convertible debenture in accordance with EITF 00-27 and treated these warrants as a liability in accordance with EITF 00-19. The change in fair value of the derivative liability from the conversion date, March 20, 2006, to October 10, 2006 was recorded in the Statement of Operations. The provision required the Company to have its Registration Statement declared effective (to register the common stock and common stock equivalents issued in relation to the Share Exchange Agreement (Note 8)) by the middle of August 2006. If the Registration Statement was not declared effective before the effectiveness date, the Company was required to pay liquidated damages to each Share Exchange Common Stock holder equal to 0.025% for each day after the effectiveness date until the Registration Statement is declared effective by the United States Securities and Exchange Commission. At December 31, 2006 The Company accrued approximately $27,000 for the potential liquidated damages payable.

On October 10, 2006 the registration statement was declared effective by the United States Securities and Exchange Commission. As a result the Company reclassified its derivative liability at October 10, 2006 to additional paid in capital in accordance with paragraph 10 of EITF 00-19.

Net Loss per Common Share

Basic net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period. For both the years ended December 31, 2006 and 2005, the Company had 1,404,000 common shares held in escrow, respectively. The escrow amounts for all periods prior to the March 20, 2006 transaction are shown retroactively based on the recapitalization of the Company (Note 1). The shares held in escrow are excluded from the weighted average common share calculation at each date because all the necessary conditions for the release of the escrow shares have not been satisfied (Note 7).

Diluted net loss per share is computed by dividing the net loss by the weighted average number of common and common equivalent shares outstanding during the period.

	Years ended December 31,
	2006	2005
Numerator:

Net loss - basic and diluted	$(4,100,278)	$(532,314)

Denominator:
Weighted average shares - basic	29,948,876	16,975,816

Effect of dilutive stock options and warrants	—	—

Denominator for diluted earnings per share	29,948,876	16,975,816
Loss per share
Basic	$(0.14)	$(0.03)

Diluted	$(0.14)	$(0.03)

At December 31, 2006 and 2005 the Company’s stock options outstanding totaled 3,139,375 and 2,109,375, respectively. In addition, at December 31, 2006 and 2005 the Company’s warrants outstanding were 1,319,237 and 0, respectively. Inclusion of the Company’s options and warrants in diluted loss per share for the years ended December 31, 2006 and 2005 have an anti-dilutive effect because the Company incurred a loss from continuing operations.

Recent Accounting Pronouncements

In June 2006, the FASB issued Interpretation 48, “Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 is effective for the 2007 year. The Company is assessing the impact of FIN 48 but does not anticipate that it will have a material effect on its financial statements.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”). SFAS 157 clarifies the principal that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions. Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy. SFAS 157 if effective for the Company on January 1, 2008. The Company is in the process of evaluating SFAS 157 but does not believe it will have a significant effect on its financial position or results of operation.

In February 2007, the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115 (“SFAS 159”). SFAS159 permits an entity to choose to measure many financial instruments and certain other items at fair value. Most of the provisions of SFAS 159 are elective, however, the amendment to SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, applies to all entities with available for sale or trading securities. SFAS 159 is elective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. SFAS 159 was recently issued and the Company is currently assessing the financial impact the statement will have on our financial statements.

NOTE 3: PROPERTY AND EQUIPMENT

           Property and equipment consist of the following:

	December 31, 2006	December 31, 2005
Sewing equipment	$1,882	$1,882
Office equipment	1,183	1,183
Computer equipment	7,536	2,411
	10,601	5,476
Less accumulated depreciation	4,346	1,923

	$6,255	$3,553

Depreciation expense related to property and equipment was $2,423 and $1,484 for the years ended December 31, 2006 and 2005, respectively.

NOTE 4: PATENT COSTS

The Company has applied for several patents in the U.S. and Internationally. On November 20, 2006, the United States (US) Patent and Trademark office allowed and approved the Company’s Patent Application for a Modular Shoe System in the U.S. The Company periodically evaluates the recoverability of unamortized patents and will write off the unamortized value if it is determined they no longer have value.

	December 31, 2006	December 31, 2005
Patent costs	$116,514	$64,682

Less accumulated amortization	7,663	3,458

	$108,851	$61,224

Amortization expense related to patents was $ 4,205 and $2,483 for the years ended December 31, 2006 and December 31, 2005, respectively. The estimated aggregate amortization expense for the next five years is estimated to be approximately $6,000 for each year.

NOTE 5: RELATED PARTY TRANSACTIONS

As of December 31, 2006, there were no related party payables..

For the years ended December 31, 2006 and 2005, consulting expenses incurred to Mage LLC was $90,000 and $65,000 respectively. A director of the company is a principal of Mage, LLC. As of December 31, 2006 and 2005, there were accrued expenses totaling $0 and $55,000, respectively relating to consulting services provided by Mage, LLC.

As of December 31, 2006 the Company granted 843,750 options exercisable at $.80 cents a share that vest over three years to two members of the Board of Directors of the Company, with approximately 328,125 options vested.

On October 20, 2005, The Company issued 1,376,308 common stock shares (adjusted per recapitalization, see Note 1) to Mage Capital Partners, LLC for services provided that totaled $6.00, which were valued based on fair value of the common stock shares issued for $0.80 per share.

On April 3, 2006 the Company granted 122,000 fully vested shares of the Company's common stock to two shareholders for consulting services to be provided over a two year term beginning April 3, 2006. The Company valued the transaction based on the fair value of its common stock on the date of grant and will amortize the expense ratably over the two year term. Prepaid consulting expense of $90,740 was recognized and presented as a prepaid asset at December 31, 2006.

NOTE 6: COMMITMENTS AND CONTINGENCIES

We had entered into a sourcing and buying agent agreement with Atsco Footwear, LLC pursuant to which Atsco Footwear will be responsible for sourcing, commercialization and product line review. According to the agreement, Atsco Footwear will be the exclusive sourcing and development agent for us and will assist us in developing a fit-and-wear tested marketable product. Atsco is responsible for the factory development and output as well as delivery, scheduling, supplier deadlines and other related matters. We will pay commissions to Atsco Footwear for its services under the agreement primarily based on merchandise sourced by Atsco Footwear and shipped to us. We decided not to exercise the option to extend the outsourcing agreement, and consequently we work with Atsco on a month-by-month basis as our non-exclusive sourcing agent in the Far East. Stephen Hochberg, who is a director of our company, is also a director Atsco Footwear.

The Company has entered into a design services agreement dated March 2, 2006, with an effective date of December 1, 2005, with Studio Dror, Inc. for a period of four months from the effective date. According to the agreement the Company agreed to pay Studio Dror a $5,000 monthly retainer, totaling $20,000 over the four month period, plus a fee of $1,000 for each and every deliverable the Company elected to use. Additionally, the Company agreed to pay a royalty of $0.50 cents on each and every licensed product that was sold in excess of 10,000 units, payable on a quarterly basis and continue to be paid after expiration or termination of the agreement. The Company has not realized any revenues to date therefore no royalty expenses or fees have been incurred. The agreement expired on March 31, 2006. The Company is using Studio Dror, Inc. on an as needed basis since the expiration of the agreement.

The Company entered into an engineering and consulting agreement dated October 1, 2006, with an effective date of December 10, 2006, with TLD Asian Pacific Ltd for a period of six months from the effective date. According to the agreement the Company agreed to pay TLD $9,600 monthly totaling $57,600 over the six month period.

On November 7, 2006 the Company entered into a factoring agreement with FCC, LLC (First Capital) through October 31, 2008. The agreement provides for the Company to sell its credit-approved accounts receivable to First Capital without recourse as to bad debts but with recourse as to all future customer claims. First Capital will provide cash advances to the Company in an amount equal to 85% of the value of the assigned accounts receivable, as defined. In addition the First Capital will make cash advances to the Company against the value of the Company’s future finished goods inventory , up to a maximum of $500,000. The unpaid advances will bear interest at the greater of 6% or 1% above the prime rate. Upon commencement of factoring, the Company’s obligation to First Capital will be secured by all of its tangible and intangible assets. The Company has the right to terminate the agreement prior to its expiration term, for a maximum fee payable of $24,000.

The Company has entered into an investor relations consulting agreement with ICR, with an effective date of December 15, 2006 for a period of one year from the effective date. According to the agreement the Company agreed to pay ICR $96,000 over the one year period.

The Company aligned with SLAM (Sportie LA Media) in March 2007 to benefit from SLAM’s nontraditional advertising, marketing, promoting and consulting to selected brands. The agreement between the Company and SLAM has an effective date of March 1, 2007 and states that the Company will pay SLAM a fee of $197,800 in twelve equal monthly installments of $16,483, on the first day of each month during the term.

On April 1, 2007, the Company engaged the services of Robert Burke Associates, an advisor to the fashion and retail sectors, to provide our management with strategic advisory services to assist in the positioning of the Skins brand, review and analysis of the product lines, and identify potential licensing opportunities and partners. The Company agreed to pay Robert Burke Associates $15,000 per month for six months, beginning April 1, 2007, after which the agreement will continue on a month-to-month basis.

On the closing the Share Exchange Agreement, the Company entered into an employment with the Company’s President and Chief Executive Officer. The duration of the employment agreement is three years unless terminated earlier pursuant to the terms and conditions of the agreement. The agreement provides for a base salary of $150,000 per year and an annual incentive bonus of up to 50% of the base salary based on annual volume and net profit of our company. For the year ended December 31, 2006, the Company paid its President a bonus of $25,000. Pursuant to the terms of the employment agreement, the Company’s President will not disclose to any third party any confidential information or trade secrets of the company during and after the term of the employment agreement. In addition, the Company’s President agreed not to solicit away any customers or employees of our company during the term of the employment agreement and one year after the termination of his employment. The Company’s President also agreed not to compete, either directly or indirectly, with the business of our company in the United States for a period of one year from the termination of his employment with us. The Company also paid approximately $20,000 to cover moving and relocation expenses for its President and his Family. As of January 1, 2007, the Company raised the Company’s President base salary to $175,000 per year.

NOTE 7: SHARE EXCHANGE AGREEMENT

On March 20, 2006, the Company completed the transactions contemplated by the Share Exchange Agreement dated November 2, 2005 and amended February 1, 2006 with all of the stockholders of Skins Footwear whereby the Company :

•	Repurchased all of the common shares of the Company owned by a shareholder for the sum of $100,000 (the shareholder owned 7,418,182 common shares of the Company );

•
Issued to the stockholders of Skins Footwear, at the closing of the share exchange transaction, 19,404,000 common shares of the Company in exchange for all of the issued and outstanding shares of Skin Shoes Inc., (of these 19,404,000 common shares, 1,404,000 shares are held in escrow by the Company and are subject to partial and full return to the Company contingent upon the number of share purchase warrants exercised by investors in the Company within a period of 30 months following the closing of private placements and the share exchange transaction on March 20, 2006);

•
Assumed, at the closing of the share exchange transaction, Skins Footwear's Incentive Plan and certain stock option agreements entered into between Skins Footwear and certain persons who have already received stock options from the Skins Footwear pursuant to its 2005 Incentive Plan;

•
Entered into an employment agreement with the new President of the Company for a term of 3 years and a base salary of $150,000. An incentive bonus plan will also be implemented. The Company will also pay up to $20,000 to cover moving and relocation expenses of the President and his family.

On March 20, 2006, immediately prior to the closing of the share exchange transaction, the Company closed a private placement of units to purchase its common stock and warrants pursuant to a subscription agreement. Each unit consisted of one share of common stock of the Company and one share purchase warrant convertible at an exercise price of $1.00 per share at any time upon election of the holder during the 30 month period following the date of issue. A total of 2,821,428 units were sold in the private placement for an aggregate of $2,370,000. The proceeds from this private placement offering were included in the net asset assumed by the Company.

On November 2, 2005, the Company sold one convertible debenture in connection to the share exchange agreement in the amount of $150,000 to one offshore investor. The convertible debenture was convertible into 178,572 units at a conversion price of $0.84 per unit, with each unit consisting of one share of common stock of our company and one share purchase warrant. Pursuant to the terms of the convertible debenture, the conversion of the debenture into units occurred automatically upon the completion of our share exchange transaction on March 20, 2006. Upon conversion the fair value of the common stock and warrants were accounted for in the December 31, 2006 financial statements based on the relative value on the day of issuance in accordance with EITF 00-27. The share purchase warrants are exercisable for a period of thirty months from the date of issue at an exercise price of $1.00 per share.

On December 31, 2006 the Company had 36,206,769 outstanding shares of common stock, options to purchase 2,709,375 shares of common stock, and warrants to purchase 1,319,237 shares of common stock.

NOTE 8: STOCK OPTIONS

In October 2005, Skins Footwear's Board of Directors approved the 2005 Incentive Plan (the “2005 Plan”). The 2005 Plan provides that the following types of awards may be granted under the 2005 Plan: stock appreciation rights (“SARs”); incentive stock options (“ISOs”); non-qualified stock options (“NQSOs”); restricted stock awards; unrestricted stock awards; and performance share awards which entitle recipients to acquire shares upon the attainment of specified performance goals, stock units and other stock-based awards, short-term cash incentive awards or any other award. Under the 2005 Plan, awards may be granted with respect to a maximum of 3,375,000 shares of Skins Footwear's common stock, subject to adjustment in connection with certain events such as a stock split, merger or other recapitalization of the Company.

On October 24, 2005 Skins Footwear granted the following individuals options under the 2005 Plan:

•	Two board members were granted 421,875 options each at an exercise price of $0.80 that vest ratably over a 36-month period.

•	Two consultants were granted 421,875 options each at an exercise price of $0.80 a share that vests ratably over a 36-month period.

•	One consultant was granted 421,875 options at an exercise price of $0.80 that vested immediately for finder fee services.

As part of the Share Exchange Agreement, the Company assumed Skins Footwear 's 2005 Incentive Plan.

The awards granted to the two board members were treated as liability awards upon the grant on October 24, 2005. The treatment of the awards as liability was due to insufficient number of authorized shares at the time of issuance. The Company used the intrinsic value method to determine compensation on these liability awards. For the twelve months ended December 31, 2006, the Company recorded compensation expense related to these grants of $1,876.

March 16, 2006 Replacement Option Grants

On March 16, 2006 as a result of the granting of options in excess of the authorized shares allowed, Skins Footwear canceled and re-adopted its 2005 Incentive Stock Plan. In connection thereof Skins Footwear increased its authorized shares to 4,000,000. Additionally, all options granted under the original plan were canceled and re-granted in accordance with the terms of the re-adopted 2005 Incentive Stock Option Plan.

The replacement options to the two board members were treated as replacement equity awards. On the date of replacement the Company calculated the fair value (calculated method) of the replacement options using a Black-Scholes option valuation model that uses the assumptions noted in the following table. At the time of the replacement of the options the Company was non-public and calculated its expected volatility based on the calculated method using the Dow Jones US Footwear Index. The Company elected to use the calculated method because it did not have a trading history for its stock and it was a development stage company. The Company chose the Dow Jones US Footwear Index because it represents an industry index closest to which the Company operates. The Company estimates option exercise and employee termination within the valuation model; separate groups of employees that have similar historical exercise behavior are considered separately for valuation purposes. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

Expected volatility	17.30%

Expected dividends	0

Expected Term (Years)	3

Risk free interest rate	4.70%

The total incremental compensation expense from the cancellation and replacement of the awards was $196,763, which is expected to be recognized over a period of 32 months from March 16, 2006. The total compensation expense related to the non-vested replacement options at December 31, 2006 was $135,274. For the twelve months ended December 31, 2006 the Company recorded compensation expense of $61,488, related to the replacement option grants to the board members.

•  The 421,875 options granted to two-consultants that vest over a 36-month period were granted for services not yet occurred. The Company used the provisions of FAS 123(R) and EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services to account for the compensation expense associated with these grants. The Company measured the compensation associated with these grants based on the fair value of the equity instruments issued. There is no measurement date to calculate the fair value of the options at the date of grant because the performance commitment had not yet occurred (there are no sufficiently large disincentives for non-performance) and the performance by the two consultants was not complete. The Company calculated the expense at each reporting period based upon fair value of the options that vested during the reporting period using the fair value on the reporting date. Fair value was calculated using the Black-Scholes model. The options were treated as liability awards upon the original grant because the Company did not have a sufficient number of authorized shares. The options became equity awards on the date they were cancelled and re-granted. For the year ended December 31, 2006, the Company recorded compensation expense of $304,889.

•  The remaining 421,875 options were granted to a non-employee for services that had already been provided. The Company used the provisions of EITF-00-19 to account for these options. At the grant date and at December 31, 2005, the Company treated the option grant as liability award because it did not have enough authorized shares to settle the contract in equity. Therefore, these options were recorded at fair value as a liability at December 31, 2005. The fair value of the options was calculated using the Black-Scholes model at December 31, 2005. On March 16, 2006 the Company increased its authorization of Common Stock therefore alleviating the potential liability. The Company recorded the fair value of the options using a Black-Scholes model as of March 16, 2006 and reclassified the total remaining liability from these awards to additional paid in capital. For the period January 1 to March 16, 2006, the Company recorded compensation expense of $98,381.

•  The fair value of the options granted to consultants and the replacement option grant transactions were calculated using the Black-Scholes option valuation model with the following assumptions at the applicable dates noted:

	March 16, 2006	December 31, 2006
Expected volatility	17.30%	100.94%
Expected dividends	None	None
Expected term (in years)	4.6	3.6
Risk-free interest rate	4.70%	4.53%

2006 Option Grants.

On May 15, 2006 the Company granted 150,000 options to the Vice President of Sales. The options vest quarterly beginning three months after the grant at 12,500 per quarter and have an exercise price of $1.10. The options expire on May 15, 2011.

On June 19, 2006 the Company granted 150,000 options to the Vice President of Finance and Operations. The options vest quarterly beginning three months after the grant at 12,500 per quarter and have an exercise price of $1.19. The options expire on June 19, 2011.

The fair value of each option award is estimated on the date of grant using a Black-Scholes option valuation model that uses the assumptions noted in the following table. Expected volatilities are based on the Company's closing price on its Common Stock from March 20, 2006, which is the date the Company became a public company. The Company reviewed each individual grant to determine the applicable forfeiture rate. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

	May 15, 2006 Grant	June 19, 2006 Grant
Expected Volatility	59.07%	68.80%
Expected dividends	0	0
Expected Term (Years)	3	3
Risk Free Interest Rate	5.00%	5.11%

The total compensation expense from these awards was $197,235, which is expected to be recognized over a period of 36 months. The total compensation expense related to the non-vested options on these awards at December 31, 2006 is $158,519. For the year ended December 31, 2006, the Company recorded compensation expense of $38,716 related to the May 15, 2006 and June 19, 2006 option grants.

On May 9, 2006 the Company granted 300,000 options to a consultant at an exercise price of $1.06. The options vest quarterly beginning three months from the date of the agreement and expire on May 9, 2008. The Company used the provisions of FAS 123(R) and EITF 96-18 to account for the compensation expense associated with this grant. The Company will measure the compensation associated with this grant based on the fair value of the equity instrument. There is no measurement date to calculate the fair value of this grant at the date of grant because the performance commitment had not yet occurred and the performance by the consultant was not complete. The Company will calculate the expense at each reporting period based on the fair value of the options that will vest during the reporting period. Fair value will be calculated using a Black-Scholes model. For the twelve-months ended December 31, 2006, the Company recorded compensation expense of $59,730.

On October 12, 2006 the Company granted 375,000 options to a consultant. 175,000 options vest immediately with the remaining 175,000 vesting annually over a three-year period with the first vesting occurring one year after the year of grant. In addition, the Company granted three other consultants a total of 80,000 options that vest annually over a three-year period with the first vesting occurring one year after the year of grant. The 455,000 options were granted for services not yet occurred. The Company used the provisions of FAS 123(R) and EITF 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services to account for the compensation expense associated with these grants. The Company measured the compensation associated with these grants based on the fair value of the equity instruments issued. There is no measurement date to calculate the fair value of the options at the date of grant because the performance commitment had not yet occurred (there are no sufficiently large disincentives for non-performance) and the performance by the consultants were not complete. The Company calculated the expense at each reporting period based upon fair value of the options that vested during the reporting period using the fair value on the reporting date. Fair value was calculated using the Black-Scholes model. For the year ended December 31, 2006, the Company recorded compensation expense of $134,785 for these option grants.

The fair value of the options granted to consultants on October 12, 2006 were calculated using the Black-Scholes option valuation model with the following assumptions:

October 12, 2006 Grant
Expected Volatility	79.66
Expected dividends	0
Expected Term (Years)	5
Risk Free Interest Rate	4.74

A summary of option activity under the 2005 Plan as of December 31, 2006, and changes during the year ended is presented below:

	Shares	Weighted Average Exercise Price	Weighted - Average Remaining Contractual Term	Aggregate Intrinsic Value
Options
Outstanding, January 1, 2006	2,109,375	$0.80
Granted, May 9	300,000	1.06
Granted, May 15	150,000	1.10
Granted, June 19	150,000	1.19
Granted, October 12	430,000	1.15
Outstanding, December 31, 2006	3,139,375	$0.91	3.79	$—

Exercisable, December 31, 2006	1,353,127	$0.87	3.63	$—

A summary of the status of the Company's non-vested shares as of December 31, 2006, and changes during the year ended December 31, 2006, is presented below:

	Shares	Weighted- Average Grant-Date Fair Value
Non-vested Shares
Non-vested, January 1, 2006	1,593,750	$0.23
Granted	1,030,000	0.70
Vested	(837,500)	0.39
Non-vested, December 31, 2006	1,786,248	$0.42

The weighted average fair value for 2,109,375 options that were initially liability awards that became equity awards on March 16, 2006 is $0.23 per option based on a Black-Scholes Model calculated on March 16, 2006. The Company has a policy of using authorized shares not previously issued to satisfy stock option exercises.

NOTE 9. INCOME TAXES

The components of the Company’s deferred tax assets as of December 31, 2006 are as follows:

	2006	2005
Start up costs	$898,000	$25,000
Less: valuation allowance	$(898,000)	$(25,000)

Net deferred tax asset	$—	$—

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. As a result of uncertainty of achieving sufficient taxable income in the future, the Company has recorded a full valuation allowance against its deferred tax asset of $898,000 as of December 31, 2006 (an increase of approximately $873,000 for the year ended December 31, 2006).

A reconciliation of the benefit from income taxes based on the Federal statutory rate to the Company’s effective rate for the years ended December 31, 2006 and 2005 is as follows:

	2006%	2005%
Federal income tax benefit at statutory rate	(34.0)	(34.0)
State income tax benefit, net of federal income tax	(6.0)
Non deductible losses attributable to Skins Inc., a pass-through entity	-	20.5
Non deductible losses principally arising from unrealized losses on derivative instruments	18.7	9.5
Change in valuation allowance	21.3	4.0
Total benefit from taxes	-	-

NOTE 10. SUBSEQUENT EVENT

The Company’s Vice President of Finance and Operations offered his resignation to the Company, which was accepted by the Company, and the Company agreed to pay severance to the employee of $115,000, less applicable deductions and withholdings. The employee agreed to assist the Company with the preparation and filing of its annual report for 2006 and its quarterly report for the three months ended March 31, 2007, after which the employee’s resignation would be effective.